Exhibit 99.1

(A free translation of the original in Portuguese)

Gerdau S.A.

Report of Independent Accountants
on Limited Reviews of Quarterly

Information (ITR)

June 30 and March 31, 2006
and June 30, 2005

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Shareholders

Gerdau S.A.

1                                          We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters and periods ended June 30 and March 31, 2006 and June 30, 2005. This information is the responsibility of the Company’s management. The limited reviews of the accounting information of the jointly-owned indirect subsidiaries Gallatin Steel Company and Aços Villares S.A. were conducted by other independent accountants and our report, insofar as it relates to the net income derived therefrom, equivalent to 7.58% of the profit before taxes of Gerdau S.A. and 8.69% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the six-month period ended June 30, 2006 (June 30, 2005 - 6.02% and 5.31%, respectively), and to the assets proportionally consolidated as of that date, equivalent to 4.35% of the total consolidated assets (March 31, 2006 - 4.53%), is based solely on the review of these other accountants.

2                                          Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3                                          Based on our limited reviews and on the reviews of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

2

4                                          Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the reviews of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

Rio de Janeiro, August 2, 2006

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Carlos Alberto de Sousa

Contador CRC 1RJ056561/O-0

3

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	6/30/2006
Commercial, industrial and other companies

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY MANAGEMENT.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Registration Number (CNPJ)
00398-0	GERDAU S.A.	33.611.500/0001-19
4 - Register Inscription Number - NIRE
33300032266

01.02 - HEAD OFFICE

1 - FULL ADDRESS		2 - SUBURB OR DISTRICT
Av. João XXIII, 6777		Sta. Cruz
3 - ZIP CODE	4 - MUNICIPALITY		5 - STATE
23560-900	RIO DE JANEIRO		RJ
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
051	(+55 51) 3323-2000	-	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
051	(+55 51) 3323-2281	-	-
15 - E-MAIL
inform@gerdau.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME
Osvaldo Burgos Schirmer
2 - ADDRESS		3 - SUBURB OR DISTRICT
Av. Farrapos, 1811		Floresta
4 - ZIP CODE	5 - MUNICIPALITY		6 - STATE
90220-005	Porto Alegre		RS
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
051	(+55 51) 3323-2000	-	-	-
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX
051	(+ 55 51) 3323-2281	-	-
16 - E-MAIL
inform@gerdau.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/1/2006	3/31/2006
9 - NAME OF INDEPENDENT ACCOUNTANTS				10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes				00287-9
11 - NAME OF RESPONSIBLE ACCOUNTANT				12 - TAXPAYER ID NO. OF RESP. ACCOUNTANT
Carlos Alberto de Sousa				724.687.697-91

01.05 - CAPITAL COMPOSITION

NUMBER (THOUSAND)	1 - CURRENT QUARTER 6/30/2006	2 - PRIOR QUARTER 3/31/2006	3 - SAME QUARTER PRIOR YEAR 6/30/2005
Subscribed Capital
1 - Common	231,607	154,405	154,405
2 - Preferred	435,986	290,657	290,657
3 - Total	667,593	445,062	445,062
Treasury Stock
4 - Common	0	0	0
5 - Preferred	4,201	1,909	2,901
6 - Total	4,201	1,909	2,901

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private National
4 - ACTIVITY CODE 3060 - Private Administrative Company - Metallurgy and Steelmaking
5 - MAIN ACTIVITY Investment and Administration
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	5/3/2006	Interest on capital	5/25/2006	ON	0.3000000000
02	RCA	5/3/2006	Interest on capital	5/25/2006	PN	0.3000000000
03	RCA	8/2/2006	Dividends	8/24/2006	ON	0.3500000000
04	RCA	8/2/2006	Dividends	8/24/2006	PN	0.3500000000

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - SUBSCRIBED CAPITAL (Thousands of reais)	4 - CHANGE AMOUNT (Thousands of reais)	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	4/11/2005	5,206,969	1,735,656	Profit Reserve	148,354	11.6994219600
02	4/12/2006	7,810,453	2,603,484	Profit Reserve	222,531	11.6994219900

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
8/2/2006

02.01 - Balance Sheet - Assets (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2006	4 - 3/31/2006
1	Total assets	11,440,922	10,954,612
1.01	Current assets	877,597	970,087
1.01.01	Cash and banks	542	44
1.01.02	Credits	848,768	940,161
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Dividends receivable	0	0
1.01.02.03	Tax credits	43,475	34,189
1.01.02.05	Financial investments	805,293	905,972
1.01.03	Inventories	0	0
1.01.03.01	Finished products	0	0
1.01.03.02	Work in progress	0	0
1.01.03.03	Raw materials	0	0
1.01.03.04	Storeroom materials	0	0
1.01.03.05	Advances to suppliers	0	0
1.01.04	Other	28,287	29,882
1.01.04.01	Deferred income tax and social contribution on net income	0	0
1.01.04.02	Deferred expenses	28,192	29,720
1.01.04.03	Other accounts receivable	95	162
1.02	Long-term receivables	399,828	427,074
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related companies	101,063	268,449
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	101,063	268,449
1.02.02.03	Other related companies	0	0
1.02.03	Other	298,765	158,625
1.02.03.01	Judicial deposits and other	15,056	20,270
1.02.03.02	Deferred income tax and social contribution on net income	46,954	37,719
1.02.03.03	Deferred expenses	0	0
1.02.03.04	Tax credits	81,783	81,783
1.02.03.05	Deposits for future investments	131,369	0
1.02.03.06	Other accounts receivable	23,603	18,853
1.03	Permanent assets	10,163,497	9,557,451
1.03.01	Investments	10,163,127	9,557,081
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	10,158,310	9,552,264
1.03.01.03	Other	4,817	4,817
1.03.02	Fixed assets	370	370
1.03.02.01	Land, buildings and structures	0	0
1.03.02.02	Machinery, equipment and installations	0	0
1.03.02.03	Furniture and fixture	0	0
1.03.02.04	Vehicles	0	0
1.03.02.05	Electronic data equipment/rights/licenses	370	370
1.03.02.06	Construction in progress	0	0
1.03.02.07	Forestation/reforestation	0	0
1.03.02.08	Accumulated depreciation	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liability and Shareholders’ Equity (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2006	4 - 3/31/2006
2	Total liabilities and shareholders’ equity	11,440,922	10,954,612
2.01	Current liabilities	59,236	51,032
2.01.01	Loans and financing	7,061	7,071
2.01.02	Debentures	0	0
2.01.03	Suppliers	194	31
2.01.04	Taxes, charges and contributions	5,158	1,518
2.01.05	Dividends payable	1,201	645
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other	45,622	41,767
2.01.08.01	Salaries payable	677	668
2.01.08.02	Other accounts payable	7,187	6,766
2.01.08.03	Deferred income tax and social contribution on net income	37,758	34,333
2.02	Long-term liabilities	2,096,587	2,172,113
2.02.01	Loans and financing	1,298,580	1,303,440
2.02.01.01	Local financing	0	0
2.02.01.02	Foreign financing	1,298,580	1,303,440
2.02.02	Debentures	709,692	771,874
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other	88,315	96,799
2.02.05.01	Provision for contingencies	33,646	42,130
2.02.05.02	Deferred income tax and social contribution on net income	54,669	54,669
2.02.05.03	Other accounts payable	0	0
2.02.05.04	Benefits to employees	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ equity	9,285,099	8,731,467
2.05.01	Paid-up capital	7,810,453	5,206,969
2.05.02	Capital reserves	376,873	376,794
2.05.02.01	Capital restatement	0	0
2.05.02.02	Investment incentives	342,910	342,910
2.05.02.03	Special reserve - Law 8200/91	21,487	21,487
2.05.02.04	Other	12,476	12,397
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies’ assets	0	0
2.05.04	Revenue reserves	41,029	2,467,689
2.05.04.01	Legal	15,063	465,063
2.05.04.02	Statutory	25,966	2,002,626
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	1,056,744	680,015

03.01 - Statement of Income (R$ thousands)

1 - Code	2 - Description	3 - 4/1/2006 to 6/30/2006	4 - 1/1/ 2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.02.01	Taxes on sales	0	0	0	0
3.02.02	Freight and discounts	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sale and/or services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	790,567	1,501,273	429,278	1,131,011
3.06.01	Selling expenses	0	0	0	0
3.06.02	General and administrative expenses	(23,233)	(30,984)	(5,259)	(10,992)
3.06.03	Financial	(10,265)	85,783	(19,889)	(51,593)
3.06.03.01	Financial income	48,902	102,676	2,301	3,261
3.06.03.02	Financial expenses	(59,167)	(16,893)	(22,190)	(54,854)
3.06.04	Other operating income	17,688	19,988	561	58,244
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries and associated companies	806,377	1,426,486	453,865	1,135,352
3.07	Operating profit	790,567	1,501,273	429,278	1,131,011
3.08	Non-operating results	0	0	305,839	305,839
3.08.01	Income	0	0	305,839	305,839
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	790,567	1,501,273	735,117	1,436,850
3.10	Provision for income tax and social contribution on the net income	0	0	3,536	0
3.11	Deferred income tax	5,810	(24,682)	5,152	2,042
3.12	Statutory profit sharing	(200)	(399)	(195)	(468)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the period	796,177	1,476,192	743,610	1,438,424
	Number of shares (thousands), excluding treasury stock	663,392	663,392	442,161	442,161
	Net income per share	1.20016	2.22522	1.68176	3.25317
	Loss per share

04.01 - Notes to the Quarterly Information

All amounts in thousands of reais unless otherwise indicated

NOTE 1 - OPERATIONS

Gerdau S.A. (the “Company”) with its Head Office in the city of Rio de Janeiro, Brazil, is a holding company in the Gerdau Group, which is principally dedicated to the production of common and specialty steel rods and sale of general steel products (flat and long), in plants located in Brazil, Argentina, Chile, Colombia, Uruguay, Spain, Canada, and the United States of America.

The Gerdau Group has an installed capacity of 19 million tons of crude steel per year, producing steel in electrical furnaces, from scrap and pig iron purchased, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, including manufacturers of consumer goods such as vehicles and household and commercial equipment that basically use profiles in various available specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 - PRESENTATION OF FINANCIAL STATEMENTS FOR THE QUARTER

The financial statements for the quarter have been prepared and are presented in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, together with the rules established by the Brazilian Securities Commission (CVM).

NOTE 3 - SIGNIFICANT ACCOUNTING PRACTICES

a)              Cash and Marketable Securities - the marketable securities are recorded at cost plus income accrued up to the date of the financial statement for the quarter, applying the interest rate agreed with the financial institutions, and do not exceed market value.

b)              Trade Accounts Receivable - are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates effective at the date of the financial statement for the quarter. The provision for doubtful accounts is calculated based on a credit risk analysis, which includes the history of losses, the individual situation of each customer and the economic group to which they belong, the collateral and guarantees and the legal advisors’ opinion, and is considered sufficient to cover any losses on realization.

c)              Inventories - are stated at the lower of market value and average production or purchase cost.

d)              Investments - investments in subsidiaries and associated companies are recorded following the equity method of accounting and the equity in earnings or losses is recorded in an income statement account. Capital gains or losses resulting from changes in the percentage ownership in subsidiaries are recorded as non-operating income or loss.

e)              Fixed assets - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis at the rates stated in Note 11, which take into consideration the estimated useful lives of the assets. Interest on loans obtained to finance construction in progress is added to the cost of the constructions.

f)                Deferred charges - amortization is calculated on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities.

g)             Loans - are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts, which are linked to the loan agreements, are classified together with the related loans.

h)             Income tax and social contribution on net income - current and deferred income tax and social contribution on net income are calculated in conformity with current legislation.

i)                Employee benefits - the actuarial liabilities relating to the pension benefits and retirement plans and actuarial liabilities relating to the healthcare plan are recorded according to procedures established by the CVM Deliberation 317/00, on the basis of an actuarial calculation made every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plans, when applicable. Costs associated with the increase in the present value of the liabilities resulting from the service rendered by the employee, is recognized over the employees’ working lives.

The projected unit credit method considers each period of service as the generating factor of an additional unit of benefit, which are accumulated to calculate the total liabilities. Other actuarial assumptions are also used, such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, the historical experience of costs incurred and the employee contributions.

j)                Other current and long-term assets and liabilities - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation adjustments (liabilities), when applicable.

k)            Related parties - loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% per annum - p.a.) plus foreign exchange variations. Sales and purchases of inputs and products are made under terms and conditions similar to those of unrelated third parties.

l)                Determination of the results of operations - the results of operations are determined on the accrual basis of accounting.

m)          Use of estimates - the preparation of financial statements for the quarter/period requires estimates to record certain assets, liabilities and other transactions. The financial statements for the quarter/period therefore include various estimates related to the useful lives of fixed assets, provisions for contingent liabilities, for income taxes and other similar matters. Actual results may differ from those estimated.

n)             Environmental investments - expenses related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.

o)              Translation of foreign currency balances - asset and liability balances of transactions in foreign currencies are translated to local currency (R$) at the foreign exchange rate ruling as of the quarter-end.

p)              Additional information to the financial statements for the quarter - the statement of cash flows is being presented, prepared in accordance with the Accounting Rule and Procedure - NPC 20 issued by the Institute of Independent Auditors of Brazil (IBRACON), in order to provide additional information.

NOTE 4 - CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER

a)         The consolidated financial statements at June 30, 2006 were prepared in accordance with accounting practices adopted in Brazil, based on the provisions of Corporate Law and the regulations issued by the Brazilian Securities Commission (CVM). They include the financial statements of Gerdau S.A. for the quarter and its directly or indirectly controlled subsidiaries listed below:

	Percentage	Adjusted	Ownership percentage
Consolidated company	consolidation	net assets	Total capital	Voting capital
Gerdau Ameristeel Corporation and subsidiaries (*)	100	381,585	66.78	66.78
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	100	3,548,263	100.00	100.00
Gerdau GTL Spain S.L.	100	3,794,311	100.00	100.00
Gerdau Açominas S.A.	100	3,208,831	89.35	89.36
Gerdau Aços Longos S.A.	100	3,025,140	89.35	89.36
Gerdau Steel Inc.	100	2,159,302	100.00	100.00
Gerdau América do Sul Participações S.A.	100	809,083	89.35	89.36
Axol S.A.	100	632,097	100.00	100.00
Gerdau Chile Inversiones Ltda.	100	652,912	99.99	99.99
Indústria Del Acero S.A. - Indac	100	646,034	99.00	99.00
Gerdau Comercial de Aços S.A.	100	552,944	89.35	89.36
Gerdau Aza S.A.	100	494,758	100.00	100.00
Gerdau Aços Especiais S.A.	100	561,619	89.35	89.36
Diaco S.A. and subsidiaries (**)	100	263,537	57.11	57.11
Seiva S.A. - Florestas e Indústrias	100	255,786	97.06	99.73
Itaguaí Com. Imp. e Exp. Ltda.	100	234,106	100.00	100.00
Aramac S.A.	100	299,087	100.00	100.00
GTL Equity Investments Corp.	100	287,802	100.00	100.00
Sipar Aceros S.A.	100	93,197	89.50	88.87
Sipar Gerdau Inversiones S.A.	100	90,629	83.77	83.77
Margusa - Maranhão Gusa S.A.	100	102,812	100.00	100.00
Gerdau Laisa S.A.	100	82,189	99.90	99.90
Açominas Com. Imp. Exp. S.A. - Açotrading	100	22,565	100.00	100.00
Salomon Sack S.A.	100	23,920	99.00	99.00
Gerdau Açominas Overseas Ltd.	100	20,007	100.00	100.00
Siderúrgica Del Pacífico S.A.	100	51,690	98.68	98.68
Distribuidora Matco S.A.	100	9,845	99.00	99.00
Armacero Industrial y Comercial S.A.	50	17,084	50.00	50.00
Aceros Cox Comercial S.A.	100	6,810	99.00	99.00
Siderco S.A.	100	9,694	99.99	99.99
Florestal Itacambira S.A.	100	6,654	100.00	100.00
GTL Financial Corp.	100	4,021	100.00	100.00
Gerdau Hungria Holdings Limited Liability Company	100	507,242	98.75	98.75
GTL Trade Finance Inc.	100	22	100.00	100.00
Corporación Sidenor S.A. and subsidiaries (***)	40	807,505	40.00	40.00
Dona Francisca Energética S.A.	52	119,137	51.82	51.82

(*) Subsidiaries:

Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., AmeriSteel Bright Bar Inc., Gerdau AmeriSteel US Inc., Gerdau

Ameristeel Perth Amboy Inc., Gallatin Steel Company (50% - proportionally consolidated), Sheffield Steel Corporation and Gerdau

(**) Subsidiaries:

Ferrer Ind. Corporation, Laminados Andinos S.A., Laminadora Diaco S.A., Aceros Figurados S.A. and Ferrofigurados Lasa S.A. (55%).

(***) Subsidiaries:

Sidenor Internacional S.L., Sidenor Industrial S.L., Aços Villares S.A. (58.44%), Forjanor S.L..

b)        The more significant accounting practices used in preparing the consolidated financial statements for the quarter are as follows:

I)                     Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of foreign subsidiaries were translated using the quarter-end exchange rate and were adjusted to conform to accounting practices adopted in Brazil. The income statement accounts were translated by the average exchange rate every month.

II)                 Asset, liability and income statement balances arising from transactions between consolidated companies have been eliminated.

III)             Holdings of minority shareholders in subsidiaries are shown separately.

c)         The following transactions occurred during the quarter ended June 30, 2006:

I)                     On June 12, 2006, the subsidiary Gerdau Ameristeel Inc. acquired all of the shares issued by Sheffield Steel Corporation in Sand Springs, Oklahoma.

Sheffield Steel is a mini-mill that produces long steel, primarily rebar and bars, with annual sales of approximately 550,000 metric tons of finished products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream operations in Kansas City and Sand Springs.

Still subject to certain adjustments, the acquisition price of all shares issued by Sheffield was approximately US$ 103 million (equivalent to R$ 222,922 on June 30, 2006), paid in cash. This acquisition resulted in goodwill of R$ 164,158, based on the added value of assets.

II)                 On June 28, 2006, Gerdau S.A. acquired the shares representing 50% plus one share of the capital of Empresa Siderúrgica del Peru S.A. - Siderperú, located in the city of Chimbote (Peru).

The acquisition of this stake took place at a public auction held by Agência de Promoção de Investimentos Privados do Peru (ProInversión) at a total value of US$ 60.6 million (equivalent to R$ 131,369 on June 30, 2006), paid in cash.

Siderperú is a producer of flat and long steel with annual sales of approximately 360,000 metric tons of finished products. Siderperú operates a blast furnace, a direct reduction unit, a melt shop with two electric furnaces and two LD converters and three rolling mills. Flat steel accounts for approximately 20% of all sales while long steel accounts for the other 80%.

Gerdau S.A. will assume control of Siderperú during the second half of 2006, when its financial statements will be included in the consolidation. The values paid will be recorded in the long-term assets as a deposit for future investment.

d)        The consolidated financial statements include the financial statements of the jointly-owned subsidiary Dona Francisca Energética S.A., both of which have been consolidated proportionally to the direct interest, and of the jointly-owned companies Corporación Sidenor S.A. and subsidiaries, Armacero Industrial y Comercial Ltda. and Gallatin Steel Company, consolidated proportionally to the indirect interest of the parent company in the capital of the subsidiaries.

The key financial statement balances of these companies, on which the corresponding consolidation percentage is applied, are as follows:

					Corporación
	Dona Francisca		Gallatin		Sidenor S,A,		Armacero
	Energética S,A,		Steel Company		Consolidated		Ind, Com, Ltda,
	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Assets
Current	129.881	133.978	382.842	346,771	1,644,149	1,438,471	25,440	28,521
Long-term receivables	62.877	63.111	283	352	303,936	327,763	1,306	1,347
Permanent	172.292	173.621	470,230	468,725	1,285,148	1,249,250	32,553	33,640
Total assets	365.050	370.710	853,355	815,848	3,233,233	3,015,484	59,299	63,508
Liabilities
Current	38.495	38.444	116,879	99,367	1,139,908	907,035	24,958	26,985
Long-term liabilities	207.418	215.607	52,191	44,033	1,083,656	1,268,260	17,257	18,241
Minority ownership	—	—	—	—	202,164	180,054	—	—
Adjusted net assets	119.137	116.659	684,285	672,448	807,505	660,135	17,084	18,282
Total liabilities	365.050	370.710	853,355	815,848	3,233,233	3,015,484	59,299	63,508
Statement of income
Net sales revenue	23.529	11.702	1,037,248	500,798	1,877,305	873,620	35,818	19,107
Cost of sales	(9.758)	(4.527)	(727,285)	(355,180)	(1,352,041)	(648,742)	(33,464)	(17,893)
Gross profit	13.771	7.175	309,963	145,618	525,264	224,878	2,354	1,214
Sales, general and administrative expenses	(744)	(317)	(52,916)	(26,524)	(143,225)	(65,292)	(3,775)	(1,840)
Other financial expenses	(4.098)	(1.675)	(750)	(572)	(22,161)	(5,840)	(613)	(399)
Other operating revenues (expenses)	—	—	(3,087)	(1,278)	(9,711)	(5,237)	287	134
Operating profit (loss)	8.929	5.183	253,210	117,244	350,167	148,509	(1,747)	(891)
Non-operating income	(302)	(302)	462	114	6,124	2,287	2	—
Provision for income tax and social contribution	(2.921)	(1.654)	(225)	(177)	(107,568)	(47,559)	—	40
Minority ownership	—	—	—	—	(55,806)	(25,280)	—	—
Net profit (loss)	5.706	3.227	253,447	117,181	192,917	77,957	(1,745)	(851)

e)         The Company and its direct and indirect subsidiaries have goodwill and negative goodwill, which are amortized as the assets that generated them are realized or based on the realization of the projected future profits, limited to ten years, as follows:

	Period of
	Amortization	Company	Consolidated
Goodwill included in the investment accounts
Balance on 31.03.06 (based on estimated future income)		16,463	337,019
(+) Foreign exchange variation		—	12,869
(-) Portion amortized in the period	10 years	(611)	(14,847)
Balance on June 30, 2006 (based on estimated future income)		15,852	335,041

Goodwill by subsidiaries:
Dona Francisca Energética S.A.		15,852	15,852
Distribuidora Matco S.A.		—	4,504
Sipar Aceros S.A		—	53,483
Corporación Sidenor, S.A.		—	261,202
		15,852	335,041

Goodwill included in the fixed assets accounts
Balance on 31.03.06 (based on undervaluation of assets)		—	95,069
(-) Foreign exchange variation		—	(354)
(+) Sheffield Steel Corporation (Note 4c - I)		—	164,158
(-) Portion amortized in the period	10 years	—	(4,697)
Balance on June 30, 2006 (based on undervaluation of assets)		—	254,176

Goodwill by subsidiaries:
Gerdau Ameristeel US Inc.		—	90,018
Sheffield Steel Corporation		—	164,158
		—	254,176

Negative goodwill included in the fixed assets account
Balance on 31.03.06 (based on overvaluation of assets)		—	(264,011)
(-) Foreign exchange variation		—	326
(-) Portion amortized in the period	10 years	—	9,105
Balance on June 30, 2006 (based on overvaluation of assets)		—	(254,580)

Negative goodwill by subsidiaries:
Gerdau Açominas S.A.		—	(201,726)
Diaco S.A.		—	(26,326)
Siderúrgica del Pacífico S.A.		—	(25,323)
Other		—	(1,205)
		—	(254,580)

The amounts of goodwill that are based on future profitability were supported by projections of profits of each subsidiary, calculated on the discounted cash flow method and at an average interest rate equivalent to the TJLP (Long-term Interest Rate), for a period of 10 years.

The equity accounting loss in the consolidated statement of income refers, basically, to the effects of foreign exchange rate variations on the foreign investments, to goodwill amortization and to tax incentive reserves arising from the reduction of income tax on the exploitation profit of the subsidiaries

Gerdau Aços Longos S.A. and Margusa - Maranhão Gusa S.A., both located in the Northeastern region of Brazil, as well as to benefits arising from state tax financing.

NOTE 5 - CASH AND MARKETABLE SECURITIES

	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Cash	542	44	1,328,115	1,227,582
Fixed income investments	2,543	2,456	1,255,908	1,113,222
Investment funds	—	—	22,228	14,244
Investment funds - Banco Gerdau S.A.	802,750	903,516	3,224,313	3,124,980
	805,835	906,016	5,830,564	5,480,028

Fixed income investments - Long-term (*)	—	—	59,448	59,448
	—	—	59,448	59,448

Total cash and cash equivalents	805,835	906,016	5,890,012	5,539,476

(*) Financial investment in Republic of Austria securities, in reais. The long-term portion is due in July 2007.

The financial investments are, basically, in federal public securities and bank certificates of deposit (CDB) at market prices and rates, and its carrying amount is adjusted for interest accrued, proportionally, up to quarter-end, not exceeding their respective market values.

Of the existing balance, R$ 1,270,823 - consolidated (R$ 1,209,380 - consolidated on March, 31, 2006), refer to investments in foreign currency, principally in U.S. dollars.

NOTE 6 - CUSTOMER ACCOUNTS RECEIVABLE

	Consolidated
	6/30/2006	3/31/2006
Customer accounts receivable - domestic market	861,698	883,478
Customer accounts receivable - exports	204,926	91,062
Customer accounts receivable - foreign companies	1,671,117	1,422,244
Accounts receivable by associated companies	97	72,505
(-) Provision for doubtful accounts	(93,581)	(96,227)
	2,644,257	2,373,062

NOTE 7 - INVENTORIES

	Consolidated
	6/30/2006	3/31/2006
Finished products	1,521,378	1,420,452
Products in progress	844,278	691,218
Raw materials	1,148,860	1,108,034
Storehouse materials	440,334	438,299
Advances to suppliers	61,061	67,509
Ongoing imports	117,454	104,448
(-) Provision for obsolescence and market value adjustment	(60,352)	(52,843)
	4,073,013	3,777,117

The inventories are insured against fire and overflow. The cover is based on the amounts and risks involved.

NOTE 8 - TAX CREDITS

	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Short-term
ICMS - Tax on Sales and Services	—	—	72,470	65,932
COFINS - Social Contribution on Revenues	—	—	102,551	92,402
PIS - Social Integration Program	10,784	17,372	30,755	35,085
IPI - Excise tax	—	—	6,471	2,583
Income Tax and Social Contribution on Net Income	32,691	16,817	92,578	67,364
IVA - Value-added tax	—	—	7,331	5,827
Other	—	—	18,071	8,045
	43,475	34,189	330,227	277,238

Long-term
PIS	81,783	81,783	93,598	92,411
COFINS	—	—	54,525	49,064
ICMS credits on purchases of fixed assets	—	—	122,318	114,505
Other	—	—	2,565	2,317

81,783

81,783

273,006

258,297

Total tax credits	125,258	115,972	603,233	535,535

NOTE 9 - INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

a) Analysis of the income tax (IR) and social contribution on net income (CS) expense:

	Company
	6/30/2006			6/30/2005
		Social			Social
	Income Tax	Contribution	Total	Income Tax	Contribution	Total
Profit before income tax and social contribution, after statutory ownership	1,500,874	1,500,874	1,500,874	1,436,382	1,436,382	1,436,382
Standard rates of tax	25%	9%	34%	25%	9%	34%
Expenses for income tax and social contribution at standard rates of tax	(375,219)	(135,079)	(510,298)	(359,096)	(129,274)	(488,370)
Tax adjustment with reference to:
- equity in the (earnings) losses of subsidiaries	356,622	128,383	485,005	283,838	102,182	386,020
- interest on capital	(223)	(80)	(303)	—	—	—
- permanent differences (net)	645	269	914	76,709	27,683	104,392
Income tax and social contribution on net income	(18,175)	(6,507)	(24,682)	1,451	591	2,042

Current	—	—	—	—	—	—
Deferred	(18,175)	(6,507)	(24,682)	1,451	591	2,042

	Consolidated
	6/30/2006			6/30/2005
		Social			Social
	Income Tax	Contribution	Total	Income Tax	Contribution	Total
Profit before income tax and social contribution, after statutory ownership	2,362,218	2,362,218	2,362,218	2,446,557	2,446,557	2,446,557
Standard rates of tax	25%	9%	34%	25%	9%	34%
Expenses for income tax and social contribution at standard rates of tax	(590,555)	(212,600)	(803,155)	(611,639)	(220,190)	(831,829)
Tax adjustment with reference to:
- rates of tax difference in foreign companies	(30,209)	88,742	58,533	(35,008)	56,655	21,647
- equity in the (earnings) losses of subsidiaries	(46,275)	(16,659)	(62,934)	(55,549)	(19,998)	(75,547)
- interest on capital	55,985	20,155	76,140	—	—	—
- recovery of deferred tax assets	2,916	1,050	3,966	17,705	4,676	22,381
- deferred amortization - CVM 349	102,955	37,064	140,019	—	—	—
- permanent differences (net)	17,980	15,627	33,607	84,577	35,359	119,936
Income tax and social contribution on net income	(487,203)	(66,621)	(553,824)	(599,914)	(143,498)	(743,412)

Current	(439,726)	(50,022)	(489,748)	(477,725)	(98,202)	(575,927)
Deferred	(47,477)	(16,599)	(64,076)	(122,189)	(45,296)	(167,485)

b) Analysis of the deferred income tax and social contribution on net income assets and liabilities, at the standard rates of tax:

	Assets
	Company						Consolidated
	6/30/2006			3/31/2006			6/30/2006			3/31/2006
	Income	Social		Income	Social		Income	Social		Income	Social
	Tax	Contribution	Total	Tax	Contribution	Total	Tax	Contribution	Total	Tax	Contribution	Total
Tax losses	20,202	—	20,202	11,456	—	11,456	131,103	—	131,103	157,659	—	157,659
Negative social contribution base	—	7,201	7,201	—	4,034	4,034	—	11,257	11,257	—	7,927	7,927
Provision for contingencies	9,496	3,411	12,907	11,594	4,175	15,769	56,209	20,113	76,322	58,717	20,746	79,463
Benefits granted to employees	—	—	—	—	—	—	145,305	—	145,305	102,216	—	102,216
Commissions/other	—	—	—	—	—	—	177,422	5,364	182,786	184,625	7,952	192,577
Amortized goodwill	2,134	767	2,901	1,982	713	2,695	11,711	4,216	15,927	10,528	3,790	14,318
Provision for losses	2,752	991	3,743	2,774	991	3,765	73,576	26,488	100,064	77,457	27,885	105,342
	34,584	12,370	46,954	27,806	9,913	37,719	595,326	67,438	662,764	591,202	68,300	659,502

Current	—	—	—	—	—	—	142,750	17,850	160,600	134,346	21,021	155,367
Long-term	34,584	12,370	46,954	27,806	9,913	37,719	452,576	49,588	502,164	456,856	47,279	504,135

	Liabilities
	Company						Consolidated
	6/30/2006			3/31/2006			6/30/2006			3/31/2006
	Income	Social		Income	Social		Income	Social		Income	Social
	Tax	Contribution	Total	Tax	Contribution	Total	Tax	Contribution	Total	Tax	Contribution	Total
Accelerated depreciation	—	—	—	—	—	—	463,433	747	464,180	476,760	1,474	478,234
Amortized negative goodwill	40,198	14,471	54,669	40,198	14,471	54,669	50,341	14,628	64,969	50,341	14,628	64,969
Inflation/foreign exchange effect	27,764	9,994	37,758	25,245	9,088	34,333	131,169	45,088	176,257	136,475	44,898	181,373
	67,962	24,465	92,427	65,443	23,559	89,002	644,943	60,463	705,406	663,576	61,000	724,576

Current	27,764	9,994	37,758	25,245	9,088	34,333	174,912	45,088	220,000	181,338	45,624	226,962
Long-term	40,198	14,471	54,669	40,198	14,471	54,669	470,031	15,375	485,406	482,239	15,376	497,615

The tax benefits recognized on income tax and social contribution losses, as well as on the provision for losses, both in the company and consolidated, are supported by projections of future taxable income adjusted to present values, based on technical feasibility studies prepared annually for Board of Director approval. These studies, which consider the history of the Company’s and its subsidiaries’ profitability and the maintenance of the current profitability in the future, permitted the recognition of credits over a period not exceeding ten years. The other credits based on temporary differences, mainly on provisions for tax contingencies, were maintained according to their estimate of realization.

c) Estimated recovery of the deferred income tax and social contribution assets and liabilities:

	Assets
	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
2006	—	—	80,300	155,367
2007	2,581	3,154	177,685	90,302
2008	2,581	3,154	65,158	70,250
2009	2,581	3,154	74,526	80,572
2010 to 2012	2,581	3,154	136,445	142,193
2013 to 2014	36,630	25,103	128,650	120,818
	46,954	37,719	662,764	659,502

	Liabilities
	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
2006	18,879	34,333	110,000	226,962
2007	18,879	—	102,886	28,551
2008	—	—	18,526	14,403
2009	—	—	28,996	24,872
2010 to 2012	—	—	152,011	147,887
2013 to 2014	—	—	109,464	105,341
from 2015 on	54,669	54,669	183,523	176,560
	92,427	89,002	705,406	724,576

NOTE 10 - INVESTMENTS

	Company
	Controlled Companies
	Gerdau Açominas S.A.	Gerdau Internacional Empreend. Ltda. (1)	Itaguaí Com. Imp. e Export. Ltda.	Gerdau Aços Longos S.A.	Gerdau Aços Especiais S.A.	Gerdau Comercial de Aços S.A.	Gerdau América do Sul S.A.	Don Francisca Energética S.A.		Other
	Investment	Investment	Invest- ment	Investment	Investment	Investment	Investment	Investment	Goodwill	Invest ment	Other	Total
Balance on December 31, 2005	2,550,265	2,327,759	224,654	2,228,541	400,223	473,577	658,019	58,780	17,074	23	4,815	8,943,730
Equity (2)	215,429	64,007	4,419	286,754	18,199	12,712	18,051	1,670	(611)	—	(521)	620,109
Dividends	—	—	(7,281)	—	—	—	—	—	—	—	523	(6,758)
Balance on March 31, 2006	2,765,694	2,391,766	221,792	2,515,295	418,422	486,289	676,070	60,450	16,463	23	4,817	9,557,081
Equity (2)	184,860	165,865	12,307	285,396	97,828	12,568	46,873	1,285	(611)	6	—	806,377
Dividends / Interest on capital	(83,338)	—	—	(97,762)	(14,424)	(4,807)	—	—	—	—	—	(200,331)
Balance on June 30, 2006	2,867,216	2,557,631	234,099	2,702,929	501,826	494,050	722,943	61,735	15,852	29	4,817	10,163,127

Capital	1,654,160	2,663,343	145,110	2,207,859	379,205	517,846	625,184	67,105
Adjusted net assets	3,208,831	3,548,263	234,106	3,025,140	561,619	552,944	809,083	119,137
Net income for the adjusted period	170,976	230,108	12,307	255,729	98,818	10,977	52,458	2,479
Capital ownership total (%)	89.35%	72.08%	100.00%	89.35%	89.35%	89.35%	89.35%	51.82%
Capital ownership voting (%)	89.36%	72.08%	100.00%	89.36%	89.36%	89.36%	89.36%	51.82%

Common shares / shares of interest owned	160,711,825	1,919,769,142	145,109,651	160,711,825	160,711,825	160,711,825	160,711,825	345,109,212
Proposed dividends	—	—	—	—	—	—	—	—
Dividends receivable	—	—	—	—	—	—	—	—

(1)  Company holder of the investments in foreign subsidiaries.

(2)  Includes amortization of goodwill/negative goodwill.

	Consolidated
		Dona
	Margusa -	Francisca		MRS	Sipar Gerdau		Societies in
	Maranhão	Energética	Distribuidora	Logística	Inversiones	Corporación	ownership
	Gusa S.A.	S.A.	Matco S.A.	S.A.	S.A.	Sidenor S.A.	account	Other	Total
				Invest-			Invest-	Invest-
	Goodwill	Goodwill	Goodwill	ment	Goodwill	Goodwill	ment	ment
Balance on December 31, 2005	8,242	17,074	5,368	4,772	60,970	—	7,477	8,765	112,668
Exchange rate variation		—	(509)	—	(4,384)	(9,810)	—	—	(14,703)
Goodwill amortization	(4,121)	(611)	(140)	—	(1,451)	(4,918)	—	—	(11,241)
Acquisition/disposal of investment	—	—	—	—	—	271,309	—	1,218	272,527
Balance on March 31, 2006	4,121	16,463	4,719	4,772	55,135	256,581	7,477	9,983	359,251
Exchange rate variation		—	(122)	—	(206)	13,197	—	—	12,869
Goodwill amortization	(4,121)	(611)	(93)	—	(1,446)	(8,576)	—	—	(14,847)
Acquisition/disposal of investment	—	—	—	—	—		—	(1,341)	(1,341)
Balance on June 30, 2006	—	15,852	4,504	4,772	53,483	261,202	7,477	8,642	355,932

NOTE 11 - FIXED ASSETS

	Company
		6/30/2006			3/31/2006
			Depreciation
	Annual taxes of		and depletion
	depreciation %	Cos	accrue	Ne	Ne
Data/rights/license electronic equipment	20 to	370	—	370	370
		370	—	370	370

	Consolidated
		6/30/2006			3/31/2006
			Depreciation
	Annual taxes of		and depletion
	depreciation/depletion %	Cos	accrue	Ne	Ne
Land, buildings and constructions	0 to 10	3,864,044	(1,373,576)	2,490,468	2,478,391
Machines, equipment and facilities	5 to 10	10,090,398	(5,312,467)	4,777,931	4,563,467
Furniture and equipment	5 to 10	137,781	(89,992)	47,789	47,643
Vehicles	20 to	95,151	(50,386)	44,765	39,860
Data/rights/license electronic equipment	20 to	428,100	(293,121)	134,979	150,400
Fixed assets under construction	—	2,130,604	—	2,130,604	1,721,774
Foresting/reforesting	Cutting plan	276,925	(64,129)	212,796	201,612
		17,023,003	(7,183,671)	9,839,332	9,203,147

a) Insured amounts - the assets are insured against fire, electrical damage and explosion. The cover is based on the amounts and risks involved. The plants of the North and South American subsidiaries and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits. The total cover amounts to R$ 17,150,609 on June 30, 2006.

b) Capitalized interest and financial charges - financial income was credited to the cost of construction in progress during the quarter ended June 30, 2006 totaling R$ 30,193 - consolidated (R$ 20,106 of expenses capitalized - consolidated on March 31, 2006) as a result of the appreciation of the Brazilian real against the U.S. dollar.

c) Guarantees offered - fixed assets were pledged as collateral for loans of R$ 813,722 - consolidated (R$ 810,533 - consolidated on March 31, 2006).

d) Summary of changes in fixed assets:

	Company	Consolidated
	6/30/2006	6/30/2006
Balance at the beginning of the quarter	370	9,203,147
(+) Acquisitions / dispositions in the quarter	—	758,388
(-) Depreciation and depletion in cost of sales	—	(238,860)
(-) Administrative depreciation and depletion	—	(19,930)
(+) Companies consolidated in the quarter	—	116,706
(-) Foreign exchange effect on fixed assets abroad	—	19,881
Balance at the end of the quarter	370	9,839,332

NOTE 12 - DEFERRED CHARGES

The deferred charges (consolidated) comprise pre-operating expenses related to the construction of a hydroelectric plant, reforestation projects and research, development and reorganization projects.

NOTE 13 - LOANS

Financing includes the following:

	Charges	Company		Consolidated
	yearly (*)	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Short-term financing in reais
Working capital	Bank Deposit Certificate (** )	—	—	75,025	47,525
Financing of investment	15.18%	4,500	4,500	221	4,500
Short-term financing in foreign currency
Working capital (US$)	5.46%		—	656,729	527,754
Financing of fixed assets and other (US$)	7.71%	—	—	86,473	—
Advances of exports (US$)	7.34%	—	—	235,780	79,919
Financing of investment (US$)	LIBOR 6 months + 0.45%	—	—	129,858	—
Working capital (EUR)	7.20%	—	—	21,146	29,522
Working capital (Clp$)	5.38%	—	—	9,493	38,915
Working capital (Cop$)	6.75%	—	—	3,047	23,888
Working capital (PA$)	10.48%	—	—	41,735	23,765
		4,500	4,500	1,259,507	775,788
Plus: long-term financing current portion		2,561	2,571	870,149	677,265
Short-term financing plus current portion		7,061	7,071	2,129,656	1,453,053

Long-term financing in reais
Working capital	TJLP + 3.50%	—	—	110,128	131,189
Financing of fixed assets	TJLP + 3.50%	—	—	785,078	806,988
Financing of investment	IGP - M (General Price Index – Market) + 8.50%	—	—	249,790	106,180
Long-term financing in foreign currency
Working capital (US$)	7.85%	—	—	265,127	227,517
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	0.00%	1,301,141	1,306,011	2,329,635	2,170,215
Açominas Exports Notes Receivable (US$)	7.34%	—	—	482,855	494,782
Advances of exports (US$)	5.90%	—	—	634,297	734,098
Financing of investment (US$)	4.94%	—	—	154,544	167,523
Financing of fixed assets and other (US$)	8.60%	—	—	1,267,536	1,135,379
Financing of fixed assets (Cdn$)	6.55%	—	—	3,104	3,591
Working capital (Clp$)		—	—	—	16,979
Working capital (Cop$)	6.75%	—	—	436	11,738
Working capital (EUR)	7.20%			98,670	102,120
Working capital (PA$)		—	—	—	57
		1,301,141	1,306,011	6,381,200	6,108,356
Minus: current portion		(2,561)	(2,571)	(870,149)	(677,265)
Long-term financing minus current portion		1,298,580	1,303,440	5,511,051	5,431,091

Total financing		1,305,641	1,310,511	7,640,707	6,884,144

(*) Weighted average tax on June 30, 2006

(**) CDI - Interbank Deposit Certificate

The loans stated in reais are indexed by the TJLP (Long-term Interest Rate), established by the Brazilian Government and used for the restatement of long-term loans granted by BNDES (National Bank for Economic and Social Development), or by the IGP-M (General Price Index - Market): Brazilian inflation rate, calculated by the Getúlio Vargas Foundation).

Summary of loans by currency:

	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Real (R$)	4,500	4,500	1,220,242	1,095,667
U.S. Dollar (US$)	1,301,141	1,306,011	6,242,834	5,537,187
Canadian Dollar (Cdn$)	—	—	3,104	3,591
Euros (EUR)	—	—	119,816	132,357
Colombian Peso (Cop$)	—	—	3,483	35,626
Argentine Peso (PA$)	—	—	41,735	23,822
Chilean Peso (Clp$)	—	—	9,493	55,894
	1,305,641	1,310,511	7,640,707	6,884,144

Maturity of long-term loans:

	Company	Consolidated
2007	—	396,245
2008	—	952,368
2009	—	943,332
2010	—	477,477
2011	—	266,078
After 2011	1,298,580	2,475,551
	1,298,580	5,511,051

a) Guarantees

The loans contracted under the FINAME/BNDES program are guaranteed by the financed assets, in the amount of R$ 824,276. The other loans are guaranteed by sureties from the controlling shareholders, on which the Company pays a fee of 1% p.a. on the amount guaranteed.

b) Covenants

In replacement of the pledge on fixed assets usually required, the loans are being contracted with certain financial covenants, as follows:

I) Consolidated interest coverage ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), as described in Note 25;

II) Consolidated leverage ratio - measures the debt coverage capacity in relation to EBITDA, as described in Note 25;

III) Required Minimum Net Worth - measures the minimum net worth required in financial agreements; and

IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated on a consolidated basis, except for item IV, which refers to the parent company Metalúrgica Gerdau S.A., and have been complied with. The penalty for non-compliance is the anticipation of the maturity of loans.

c) Credit lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from BNDES - National Bank for Economic and Social Development of R$ 900,000 for the purchase of equipment and for expenses. These funds will be provided as the subsidiaries carry out their own investment plans and submit proof of expenditures to BNDES. On June 30, 2006, this line had not yet been used and the applicable interest rates will be the ones in force on the dates the funds are released. The contracts are guaranteed by Indac - Ind. Adm. e Comércio S.A. and by the financial covenants of Metalúrgica Gerdau S.A.

The subsidiary Gerdau Açominas S.A. also has the following credit lines:

•                  US$ 240 million (R$ 519,432 on June 30, 2006) from ABN AMRO Bank N.V., The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, whose guarantee was given by Nippon Export and Investment Insurance (NEXI), with a term of seven years, of which two are the grace period and the remaining five for payment. On June 30, 2006, US$ 152 million (R$ 328,974 on June 30, 2006) of this credit line had been drawn down. The funds will be used for the modernization of the Ouro Branco plant and there is no relation to imports or export receivables.

•                  US$ 267,000 (R$ 577,868 on June 30, 2006), obtained from a group of banks led by Citibank, N.A, Tokyo Branch, in Japanese yen, in equivalent value, a) to be paid in 16 half-yearly installments beginning on September 24, 2008, with a 30-month grace period. The interest will be paid half-yearly starting six months after the signing. The contracted interest rate was the LIBOR + 0.3% p.a. (equivalent to 7.27% p.a. on the contracting date). This operation is guaranteed by Gerdau S.A. as well as Nippon Export and Investment Insurance (NEXI), a credit insurance agency. The resources will be used to finance the project to increase the production capacity to 4.5 million metric tons, including the following sub-projects: Raw Material Yards, Ladle Furnace, Billet Inspection Line, Transportation and Railroads, Water and Gas Piping Systems, Firefighting, Turbgenerator Blower, Boiler, Information Technology, Management and Technical Assistance.

Together with the contracting of this line of credit, Gerdau performed a swap operation for protection against foreign exchange exposure of the Japanese yen against the U.S. dollar (Note 15).

•                  US$ 69 million (R$ 149,337 on June 30, 2006) from Export Development Canada, whose guarantee was given by KFW IPEX - Bank and by Gerdau S.A., with a term of six years, of which two are the grace period and the remaining four for payment. On June 30, 2006, US$ 39.40 million (R$ 85,273 on June 30, 2006) of this credit line had been drawn down. The interest rate is 7.02 % p.a. The resources will be applied in the supply of the bloom continuous casting and beam blank. On June 30, 2006, US$ 40 million (R$ 86,572 on June 30, 2006) of this credit line had been drawn down.

•                  US$ 201 million (R$ 435,024 on June 30, 2006) from BNP Paribas - France (50%) and the Industrial and Commercial Bank of China (50%), with guarantee granted by SINOSURE (China Export & Credit Insurance Corporation), credit agency for Chinese exports, and by Gerdau S.A., with a term of 12 years, for which three are the grace period and the remaining nine for payment. On June 30, 2006, US$ 61 million (R$ 132,022 on June 30, 2006) of this credit line had been drawn down. The interest rate is 6.97% p.a. The funds will be used to finance 85% of the supply for the blast furnace, coking mill and sintering facilities.

The North American subsidiaries have a credit line in the amount of US$ 650 million, equivalent to R$ 1,406,795 on June 30, 2006, falling due in October 2010, which can be drawn in U.S. dollars (at the LIBOR rate plus interest of between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest of between 2.35% and 2.85% p.a., or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of June 30, 2006. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

The subsidiary Gerdau Aza S.A. has a line of credit for working capital of Clp$ 40.9 billion (R$ 164,201 on June 30, 2006), bearing interest of 3.60% p.a., and a credit line for fixed assets of Clp$ 146 million (R$ 586 on June 30, 2006) bearing interest of 6.12% p.a. This line was not being used on June 30, 2006.

NOTE 14 - DEBENTURES

	General	Amount
Issue Date	Meeting	Issued on	Portfolio	Maturity	Yearly charges	6/30/2006	3/31/2006
3rd - A and B	27.05.1982	144,000	72,515	01.06.2011	CDI	137,203	131,579
7th	14.07.1982	68,400	52,256	01.07.2012	CDI	40,490	67,275
8th	11.11.1982	179,964	28,949	02.05.2013	CDI	247,472	239,744
9th	10.06.1983	125,640	52,755	01.09.2014	CDI	182,801	182,458
11th - A and B	29.06.1990	150,000	107,217	01.06.2020	CDI	101,726	150,818
Total Company						709,692	771,874

Gerdau Ameristeel Corp.	23.04.1997	125,000	—	30.04.2007	6.50%	227,520	213,901
Aços Villares S.A.	01.09.2005	28,500	—	01.09.2010	104.5% DI	115,409	115,690
Debentures held by consolidated subsidiaries						(32,593)	(34,131)
Total Consolidated						1,020,028	1,067,334
Consolidated short-term portion						224,443	1,690
Consolidated long-term portion						795,585	1,065,644

Debentures issued by Gerdau S.A.

The debentures are stated in reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interfinancial Deposit Certificate) rate. The nominal annual interest rate was 15.18% and 16.51% on June 30, 2006 and March 31, 2006, respectively.

Debentures issued by Gerdau Ameristeel Corp.

The debentures of Gerdau Ameristeel Corporation are convertible into ordinary shares of the subsidiary at a conversion price of Cdn$ 26.25 per share, up to their maturity.

Debentures issued by Aços Villares S.A. (proportional consolidation - 40%)

The Aços Villares S.A. debentures are not convertible into shares in the registered nominative form, in a single series and of the unsecured type. A total of 28,500 debentures were issued and placed on the market, with a par value of R$ 10 and totaling R$ 288,523. The debentures have a term of five years and mature on September 1, 2010. The remuneration interest, equivalent to 104.5% of the Interfinancial Deposit Rate, will be paid quarterly. The principal will be paid in eight equal installments, quarterly and consecutively, with the first falling due on December 1, 2008.

The controlling shareholders hold, directly or indirectly, R$ 464,714 on June 30, 2006 (R$ 527,554 on March 31, 2006) of the outstanding debentures.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General comments - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of financial positions and exposure limit controls. All instruments are fully recorded in the books of account and mainly relate to the instruments listed below:

• Marketable securities - are recorded at their redemption value as of the quarter-end and are commented on and presented in Note 5;

• Investments - are explained and presented in Note 10;

• Related parties - are commented on and presented in Note 20;

• Loans - are commented on and presented in Note 13;

• Debentures - are commented on and presented in Note 14; and

• Financial derivatives - in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Açominas S.A. and Dona Francisca Energética S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the CDI interest rate and the General Market Price Index (IGP-M), plus additional interest. The subsidiaries Gerdau Açominas S.A and Gerdau Ameristeel Corporation also entered into swap contracts linked to LIBOR.

The swap contracts are listed below:

Consolidated
Contracting date	Object Value	(Thousand US$)	Yearly charges	Maturity
4/17/2003	Fixed assets	4,737	IGP-M+12.95% p.a.	11/15/2006 to 11/16/2010
4/17/2003	Fixed assets	5,594	97.00% of CDI	11/15/2006 to 11/18/2013
4/17/2003	Fixed assets	4,737	100.90% of CDI	11/15/2006 to 11/16/2010
10/30/2003 to 11/3/2003	Bank Notes	200,000	LIBOR + interests of 6.09% to 6.13%	7/15/2011
1/31/2005	Fixed assets	240,000	5.64%	11/30/2011
11/22/2005	Fixed assets	40,000	5.97%	12/15/2008
11/22/2005	Fixed assets	43,125	7.05%	8/18/2008
3/24/2006 (*)	Fixed assets	267,000	5.74%	9/14/2016

(*) With respect to the swap contracted on March 24, 2006 the Company entered into an opposite swap, at the same rates and maturing on November 16, 2007, which allows the Company to address the unpredictability of the payments.

b) Market value - the market values of the financial instruments are as follows:

	Company
	6/30/2006		3/31/2006
	Accounting value	Market value	Accounting value	Market value
Marketable securities	805,293	805,293	905,972	905,972
Debentures	709,692	709,692	771,874	771,874
Investments	10,163,127	10,163,127	9,557,081	9,557,081
Related parties (assets)	101,063	101,063	268,449	268,449
Share purchase options (liabilities)	—	27,335	—	18,519
Treasury shares - Note 22	80,286	136,729	37,768	61,855
Perpetual bonuses	1,301,141	1,269,362	1,303,440	1,349,060

	Consolidated
	6/30/2006		3/31/2006
	Accounting value	Market value	Accounting value	Accounting value
Marketable securities	4,561,897	4,561,897	4,311,894	4,311,894
Securitization financing	482,855	482,855	494,782	494,782
Imports financing	1,250,017	1,250,017	1,135,379	1,135,379
Pre-payment financing	634,297	634,297	665,794	666,029
Bank notes financing	1,033,222	1,141,618	866,775	968,903
Financing of fixed assets	40,674	41,110	43,106	40,219
Perpetual bonuses	1,301,141	1,269,362	1,303,440	1,349,060
Other financing	2,898,501	2,898,501	2,374,868	2,374,868
Debentures	1,020,028	1,263,269	1,067,334	1,300,261
Investments	355,932	355,932	359,252	359,252
Related parties (assets)	478	478	2,003	2,003
Share purchase options (liabilities)	—	29,748	—	20,941
Operations of fixed assets swap - (assets)	15,085	15,085	18,695	18,695
Operations of investment swap -(liabilities)	78	78	45	45

The market values of the swap contracts of subsidiaries in Brazil were obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar plus coupon rates (assets) and CDI/IGPM future rates (liabilities) and adjusted to present value on the date the financial statements for the quarter were prepared using the projected future CDI/IGPM rate for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the “Financial expenses/income, net” account, and are stated at cost plus accrued charges up to quarter-end. Contracts not linked to financings have been recorded at their market value under the heading “Judicial deposits and other” (assets) and “Other accounts payable” (liabilities).

The Company and its subsidiaries believe that the balances of the other financial instruments, which are recognized in the books at its carrying amount, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Financial risk factors that could affect the Company’s and its subsidiaries’ business

Price risk: This risk is related to the possibility of price variations of the products that the subsidiaries sell or in the raw material prices and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: This risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to its assets/investments and liabilities invested/raised in the market. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: This risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In addition to the foreign investments which are a natural hedge, the Company and its subsidiaries use hedge instruments, usually swap contracts, as described in item “a” above, to manage the effects of these fluctuations.

Credit risk: This risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments with financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

NOTE 16 - FINANCIAL INCOME

	Company		Consolidated
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Financial revenues
Financial investments	68,080	352	456,502	92,236
Interests received	34,594	2	33,393	15,605
Active monetary variations	2	—	17,224	1,030
Active exchange rate variations	—	62	(25,592)	(38,855)
Other financial income	—	2,845	3,416	6,680
Total financial income	102,676	3,261	484,943	76,696

Financial expenses
Interest on loans	(113,753)	(61,191)	(337,738)	(244,903)
Passive monetary variations	(315)	(1,009)	(17,292)	(4,556)
Passive exchange rate variations	111,053	10,529	308,210	194,087
Passive exchange rate swap	—	—	(26,745)	39,481
Passive interest swap	—	—	(892)	(4,190)
Other financial expenses	(13,878)	(3,183)	(54,041)	(57,255)
Total financial expenses	(16,893)	(54,854)	(128,498)	(77,336)

NOTE 17 - TAXES, RATES AND CONTRIBUTIONS

	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Income Tax and Social Contribution on Net Profit	—	—	116,906	216,114
Social charges on payroll	129	105	28,643	20,415
ICMS - Tax on Sales and Services	—	—	29,372	46,998
COFINS - Social Contribution on Revenues	6	2	22,592	28,717
IPI - Excise tax	—	—	7,516	10,847
PIS - Social Integration Program	1	—	4,937	6,240
Income Tax and Social Contribution withheld at source	4,939	1,331	19,782	24,119
Tax in installments	75	75	6,233	3,090
Other	8	5	104,124	99,291
	5,158	1,518	340,105	455,831

NOTE 18 - SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

The proportionally consolidated (52%) subsidiary Dona Francisca Energética S.A. enrolled in the PAES, established by Law 10684/03, with the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) liabilities. The balances of these tax liabilities are recorded in taxes and contributions payable, in current liabilities, and in other accounts payable, in long-term liabilities. The balances of the renegotiated taxes, which were divided into 180 installments of which 143 are not yet due, are restated by the Long-term Interest Rate (TJLP) and are as follows:

	Consolidated
	6/30/2006			3/31/2006
	Principle	Interest	Total	Principle	Interest	Total
IRPJ	18,033	5,338	23,371	18,412	5,075	23,487
CSLL	6,537	1,935	8,472	6,674	1,840	8,514
PIS	639	189	828	653	180	833
COFINS	2,954	875	3,829	3,016	831	3,847
	28,163	8,337	36,500	28,755	7,926	36,681

Short-term portion	2,363	700	3,063	2,363	651	3,014
Long-term portion	25,800	7,637	33,437	26,392	7,275	33,667

Dona Francisca Energética S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.

On July 31, 2003, the proportionally consolidated Aços Villares S.A. (40%) enrolled in PAES. The payment will be made in monthly, successive installments until July 2013, and will be subject to TJLP financial charges. Real estate with a book value of R$ 170,276 and machines, equipment and facilities with a book value of R$ 95,490 are given in guarantee for the consolidated debt. On June 30, 2006, the consolidated balance was R$ 21,664, R$ 18,569 of which was long-term liability.

NOTE 19 - PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax lawsuits. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company at June 30, 2006.

The balances of the contingencies, net of the corresponding judicial deposits, are:

I) Contingent liabilities for which a provision was recorded

		Company		Consolidated
		6/30/2006	3/31/2006	6/30/2006	3/31/2006
a) Tax contingencies
Tax on Sales and Services (ICMS)	(a.1)	1,039	1,039	50,030	49,597
Social Contribution	(a.2)	7,216	7,216	7,333	7,333
Corporate Income Tax	(a.3)	19,993	19,993	19,993	19,993
National Institute for Social Security (INSS)	(a.4)	12,963	12,963	30,405	31,336
Social Integration Program (PIS)	(a.5)	—	1,831	—	2,229
Cofins	(a.5)	—	6,882	—	6,910
Emergency capacity charge	(a.6)	9,072	9,072	33,832	34,105
Extraordinary tariff recomposition	(a.6)	5,120	5,120	21,393	21,407
Import Tax/IPI - Drawback	(a.7)	—	—	80,583	78,760
Other tax contingencies	(a.8)	236	7	18,017	16,695
( - ) Judicial deposits	(a.9)	(29,901)	(29,901)	(89,146)	(88,955)
		25,738	34,222	172,440	179,410
b) Labor Contingencies	(b.1)	10,963	10,963	68,103	68,339
( - ) Judicial deposits	(b.2)	(3,055)	(3,055)	(10,289)	(10,289)
		7,908	7,908	57,814	58,050
c) Civil Contingencies	(c.1)	—	—	37,146	37,834
( - ) Judicial deposits	(c.2)	—	—	(1,193)	(1,193)
		—	—	35,953	36,641
Total provided liabilities		33,646	42,130	266,207	274,101

a) Tax contingencies

a.1) Lawsuits relating to value-added tax on sales and services (ICMS), the majority of which relates to credit rights, mostly under judgment by the Finance Secretariat and the Courts of First Instance of the State of Minas Gerais.

a.2) Social Contribution on Net Income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some of these lawsuits are pending judgment, most of them in the Higher Courts.

a.3) Matters concerning Corporate Income Tax (IRPJ) in discussion at the administrative level.

a.4) Social security contributions due to the INSS, with lawsuits for annulment by the Company, with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the State of Rio de Janeiro. In the Consolidated financial statements, the additional provision refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last ten years and assessed the Company because it understands that it is jointly liable. The assessments were maintained at the administrative level, and Gerdau Açominas S.A. filed annulment actions with the judicial deposit of the corresponding amount, based on the understanding that the right to assess part of the charge had prescribed and that there is no such liability.

a.5) The quarter marked the reduction of the contingencies associated with the Social Integration Program (PIS) and Social Contribution on Revenues (COFINS), attributable to surplus revenue, following the ruling in the Company’s favor of the injunction questioning the constitutionality of Law 9718/98.

a.6) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of these charges is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the States of Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st, 2nd, 3rd, 4th and 5th Regions. The Company has fully deposited in court the amounts of the disputed charges.

a.7) The provision made in the last quarter of 2005 by the subsidiary Gerdau Açominas S.A is intended to cover amounts requested by the Federal Revenue authorities for Import Tax, Excise Tax and resulting additional charges on transactions made under a drawback granted which was subsequently annulled by the Foreign Trade Operations Department (DECEX). The subsidiary does not agree with the administrative decision that annulled the grant and defends the legality of the transactions made. The appeal is currently pending judgment in the Superior Court of Justice (STJ).

a.8) The provision was made, considering the judgment by legal advisors and the administration, for these processes for which the probability of loss was considered probable, for an amount sufficient to cover the expected amount of the losses.

a.9) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related litigation. The balances of these credits are classified as a reduction of the provision for tax contingencies.

b) Labor Contingencies

b.1) Company and its subsidiaries are also parties to labor claims. None of these claims involve significant amounts and the lawsuits mainly involve overtime pay, health and danger hazards, among others.

b.2) The judicial deposits are amounts deposited and withheld in court until the resolution of the related legal matters. The balances of these deposits are classified as a reduction of the provision for labor contingencies recorded in the books.

c) Civil Contingencies

c.1) Certain subsidiaries of the Company are also a party in civil proceedings arising in the normal course of their operations. Some of these claims arise from work accidents. Their total amount is recognized as contingent liabilities for these claims at June 30, 2006.

c.2) The judicial deposits are classified as a reduction of the provision for civil contingencies.

II) Contingent liabilities for which a provision was not recorded

a) Tax contingencies

a.1) The Company is a defendant in assessments filed by the State of Minas Gerais demanding ICMS tax payments arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuit totals R$ 33,042. The Company has not made any provision in relation to these claims since it considers that this tax is not payable, since products for export are exempted from ICMS.

a.2) The Company and the subsidiary Gerdau Açominas S.A. are defendants in assessments filed by the State of Minas Gerais which demand ICMS tax payments on the export of semi-finished manufactured products. The subsidiary Gerdau Açominas S.A. has also filed a lawsuit for the annulment of an action of the same nature. The total amount demanded is R$ 280,057. The companies have not recorded any provision for contingency in relation to these claims since they consider that this tax is not payable because the products cannot be considered semi-finished manufactured products as defined by the federal complementary law and, therefore, are not subject to ICMS.

a.3) On December 6, 2000, the Company enrolled in the Tax Recovery (REFIS) Program to pay the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in installments. The constitutionality of the use of credits of R$ 40,118 acquired from third parties to settle the Company’s interest and penalties is being challenged in court. This occurred because the Federal Revenue authorities understand that tax credits must first be used to offset the assignor’s own debts, only transferring the excess to the assignee. This understanding, based solely on a REFIS Management Committee Resolution, edited subsequent to the Company’s enrollment in the Program, does not have a legal basis. In fact, the law which established the Program authorized, with no conditions, the purchase of third party tax credits for offset against own liabilities. In May 2006, judgment was awarded in the Company’s favor for the ordinary lawsuit.

b) Civil Contingencies

b.1) Antitrust lawsuit involving Gerdau S.A. brought by two civil construction unions in the State of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE was of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, its course was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit brought by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals brought by CADE.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment - a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.

It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action bought by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedural irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau would need to appeal to the Judiciary to best defend its rights. The Company’s legal department is currently evaluating the best measures to take.

It should be noted that just prior to the CADE decision, the Federal Public Ministry of the State of Minas Gerais issued a judgment on a Public Civil Action, based on the above mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which contravened the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having engaged in any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal advisors that the administrative process until now includes many irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, in this regard, its convictions are supported by renowned experts and the Company, consequently, believes in a reversion of this unfavorable outcome.

b.2) A civil lawsuit has been filed against Gerdau Açominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. On June 30, 2006, the lawsuit amounted to approximately R$ 47,954. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since this demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged the requests for indemnity unfounded. This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG), and the court decision is based on expert evidence and interpretation of the contract.

As regards the termination and the fact that the indemnity claimed by the supplier is not payable, the Court of Civil Appeals of the State of Minas Gerais confirmed the termination of the contract and granted the appeal by Gerdau Açominas to charge the supplier for the costs of removal of the slag, maintaining that the latter’s claim has no grounds.

A Special Appeal was initially brought against TAMG’s decision, whose continuation was denied, against which a Bill of Review was filed in which the Superior Court of Justice (STJ) determined TAMG to complement the judgment challenged, which occurred in 2005. In this judgment, the previous decision was maintained and a new Special Appeal filed, which was also denied. A new Bill of Review was filed, which was denied by the STJ in a decision published on October 18, 2005. Gerdau Açominas has not been notified of any subsequent appeal.

The Company believes that any loss is remote since it is of the opinion that any change in judgment is unlikely, as the judgment was based on the analysis of evidence and interpretation of the contract, which practically precludes the chances of success of the Itabira appeals, which has been confirmed by the successive judgments against Itabira.

b.3) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros (Sul América) against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.

The insurance company pleads doubt in relation to whom payment should be made and alleges that the Company is resisting receiving the payment and settling the matter. The lawsuit was contested both by the Bank - which claims having no right over the amount deposited and thus resolves the doubt raised by Sul América - and by the Company - which claims that there is no such doubt and that there is no justification to refuse payment since the amount owed by Sul América is higher than the amount involved in the lawsuit. Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the judicial deposited was withdrawn in December 2004. The lawsuit should enter the expert evidence phase for calculation of the amount due.

Based on the opinion of its legal advisors, the subsidiary expects a loss to be remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a lawsuit for the payment of the amount recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco unit, which resulted in the stoppage of several activities, with material damages to the steel mill equipment and loss of profits. The equipment, as well as the loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s plea, although not yet recorded. In addition to these amounts, the subsidiary also incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company’s consolidated financial position are remote.

III) Contingent gains not recorded

a) Tax contingencies

a.1) The Company believes that the realization of certain contingent gains is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the State of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the State of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this credit is not expected in 2006 and following years. For this reason, this gain is not recorded in the financial statements.

a.2) Also, the Company and its subsidiaries Gerdau S.A., Gerdau Açominas S.A. and Margusa - Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa - Maranhão Gusa S.A. have filed administrative appeals for recovery, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were judged unfavorably. Currently, the process awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 394,002 (consolidated). However, no accounting recognition has been made thereof because of uncertainty as to their realization.

IV) Assets previously considered contingent and recorded during the quarter

During the last quarter, a decision was made determining that for Company processes, PIS and COFINS are not attributable to the surplus revenue following the ruling of the Superior Federal Court, which declared the unconstitutionality of § 1 of Art. 3 of Law 9718/98. Besides the reduction described in Item a.5, there was also the recognition of the credit from the period in which the Company paid contributions on increased bases in the sum of R$ 11,957.

NOTE 20 - RELATED PARTIES

a) Analysis of loan balances

	Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Florestal Rio Largo S.A.	—	—	48	63
Fundação Gerdau	—	—	180	1,767
Gerdau Aços Especiais S.A.	333,000	364,499	—	—
Gerdau Aços Longos S.A.	(7,478)	(3,368)	—	—
GTL Equity Investments Corp.	(131,369)	—	—	—
GTL Financial Corp.	(93,090)	(92,682)	—	—
Metalúrgica Gerdau S.A.	—	—	89	177
Santa Felicidade Ltda.	—	—	161	—
Other	—	—	—	(4)
	101,063	268,449	478	2,003

Net financial income (expenses)	31,255	17,892	(8,385)	5,269

b) Commercial transactions

	Company - June 30, 2006		Company - March 31, 2006
	Income	Accounts	Income	Accounts
	(expenses)	receivable	(expenses)	receivable
Banco Gerdau S.A.	87	2,517	94	2,430
Indac - Ind. Adm. e Comércio S.A. (*)	(3,021)	—	(1,538)	—

(*) Guarantee payments for financing endorsements.

c) Guarantees granted

The Company is guarantor of subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. for financial contracts, for the amounts of R$ 946,248, R$ 73,084 and R$ 10,345, respectively. Gerdau S.A. grants a guarantee on loans to GTL Spain in the sum of R$ 43,353. The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts to the value of R$ 86,104, with its guarantee corresponding to its participation of 51.82% of the amount. The Company is also the guarantor for the operation of Euro Commercial Paper of subsidiary GTL Trade Finance Inc., to the value of US$ 200 million, equivalent to R$ 432,860 on June 30, 2006. The Company is also the guarantor of securitization operations of the subsidiary Gerdau Açominas Overseas Ltda., to the value of US$ 219,587, equivalent to R$ 475,252 on June 30, 2006. The subsidiaries Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are the guarantors of the vendor financing loan agreement of the associated company Banco Gerdau S.A., in the amount of R$ 18,924 and R$ 13,183, respectively.

d) Use of the Gerdau brand

There was a reversal of R$ 16,176 during the quarter that had been provided during the previous quarter associated with the cost of using the Gerdau brand, the revocation of which was the object of a notice published on May 9.

NOTE 21 - POST-EMPLOYMENT BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, the assets and liabilities on June 30 are as follows:

	Consolidated
	6/30/2006	6/30/2005
Actuarial liabilities with pension plan – defined benefit	252,242	177,513
Actuarial liabilities with post-employment health plan	116,620	112,538
Liabilities with benefit for retirement and discharge	11,163	9,435
Total liabilities	380,025	299,486

a)              Pension plan - defined benefit

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil (“Açominas Plan” and “Gerdau Plan”).

 The Açominas Plan is managed by Fundação Açominas de Seguridade Social - Aços, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Açominas S.A. The assets of the Açominas Plan mainly comprise investments in bank deposit certificates, federal public securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Company of the other units of Gerdau Açominas S.A. and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the plans mainly comprise marketable securities.

The current expense of the defined benefit pension plans is as follows:

	Company		Consolidated
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Cost of current service	152	79	32,866	25,277
Cost of interests	2,780	226	70,017	64,672
Expected return on plan assets	(8,607)	(395)	(104,452)	(86,832)
Cost amortization of past service	(1,924)	7	(1,619)	352
Amortization of non-acknowledged transitory obligation	—	—	204	207
Amortization of (gain) loss	90	(52)	3,901	161
Expected contribution from employees	(1)	—	(3,104)	(2,624)
Net cost (benefit) with pension plan	(7,510)	(135)	(2,187)	1,213

b)              Pension plan - defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau AmeriSteel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary. The other companies do not have this type of pension plan. The proportionally consolidated Aços Villares S.A. (40%) is the sponsor of a supplementary pension plan for its employees and managers in the category of the Free Benefits Generation Program (PGBL), managed by Bradesco Vida e Previdência S.A. PGBL is a defined contribution pension plan that allows the individual to accumulate financial resources during his or her professional career through the contributions of participating employees and the sponsor.

The contributions of each participant corresponds to approximately 7% of their respective salary, and the sponsor contributions are calculated based on the application of variable percentages ranging from 50%-200% of the participant contribution based on their respective age group.

c)              Other post-employment benefits

The Company estimates that the amount payable to executives upon their retirement or discharge totals R$ 11,163 (consolidated) on June 30, 2006 (R$ 9,435 on March 31, 2006 - consolidated).

The Canadian and American Plans include, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. The Gerdau Ameristeel Corporation and its subsidiaries have the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

The composition of the net periodic cost for the post-employment health benefits is as follows:

	Consolidated
	6/30/2006	6/30/2005
Cost of service	1,572	1,331
Cost of interest	2,961	2,529
Cost amortization of past service	(355)	(249)
Amortization of (gain) loss	108	38
Net expense with post-employment health	4,286	3,649

Company contributions to the different post-employment benefits totaled R$ 61.0 million and R$ 61.3 million on June 30, 2006 and June 30, 2005, respectively, in consolidated terms.

NOTE 22 - SHAREHOLDERS’ EQUITY

a) Capital stock - the capital stock authorized on June 30, 2006 totals 400,000,000 common shares (400,000,000 on March 31, 2006) and 800,000,000 preferred shares (800,000,000 on March 31, 2006), all with no par value, in accordance with the amendment approved at the Extraordinary General Meeting of shareholders held on April 27, 2006.

On June 30, 2006, 231,607,008 common shares (154,404,672 on March 31, 2006) and 435,986,041 preferred shares (290,657,361 on March 31, 2006) are subscribed and paid up, totaling a paid up capital of R$ 7,810,453 (R$ 5,206,969 on March 31, 2006). Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit sharing. Based on a meeting of the Board of Directors and a notice published on March 31, 2006, Gerdau S.A. increased capital from R$ 5,206,969 to R$ 7,810,453 through the capitalization of revenue reserves with the issue of new shares and credit for 1 (one) bonus share for each group of 2 (two) shares owned on April 12, 2006, the reserve capitalization date, and maintaining the same class.

b) Treasury stock - on June 30, 2006, the Company had 4,200,596 preferred shares (2,863,656 preferred shares on March 31, 2006, corrected by the bonus commented in item “a” above) held in treasury, totaling R$ 80,286 (R$ 37,768 on March 31, 2006), 1,654,996 of which are related to the share repurchase program announced on November 17, 2003, and 1,110,300 shares related to the share repurchase program announced on May 30, 2005, and 1,435,300 shares related to the share repurchase program announced on May 25, 2006. The average cost of these shares is R$ 19.12, the lowest purchase price being R$ 14.36 and the highest R$ 33.51. These shares will be held in treasury for subsequent cancellation or to meet the Company’s “Long-term Incentive Program”. During the second quarter of 2006, the Group sold 98,360 shares with gains and losses recorded as capital reserve and reserve for investments and working capital, respectively.

c) Interest on capital - on May 15, 2006, the Company credited R$ 199,448 to shareholders as interest on capital, constituting the anticipation of the minimum statutory dividend. The Company calculated interest on capital in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as financial expenses for tax purposes. For presentation purposes, this amount was recorded as dividends, not affecting net income.

NOTE 23 - PROFIT SHARING

a) The management profit sharing is limited to 10% of net income for the year, after income tax, social contributions and management fees, as stated in the Company’s by-laws;

b) The employees’ profit sharing is linked to the attainment of operating goals and was charged to cost of production and general and administrative expenses, as applicable.

NOTE 24 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary General Meeting of shareholders held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options for the purchase of preferred shares to management, employees or persons who render services to the Company or its subsidiaries, and approved the formation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. The options should be exercised in a maximum of five years after the grace period.

a) Summary of changes in the plan:

						Exercised
Year of	Price of	Period of	Initial balance on		Cancelled during	in the	End balance on
grant	year - R$	grace	3/31/2006	Bonus	the quarter	quarter	6/30/2006

2003	7.96	3 years	42,459	21,230	—	(63,689)	—
2003	7.96	5 years	815,472	407,736	—	(1,647)	1,221,561
2004	20.33	3 years	7,289	3,645	—	(10,934)	—
2004	20.33	5 years	482,263	241,132	(417)	(5,496)	717,482
2005	31.75	3 years	310,885	155,443	(3,614)	(7,631)	455,083
2005	31.75	5 years	424,404	212,202	(1,968)	(11,464)	623,174
2006	38.58	5 years	646,310	323,158	(1,779)	(1,799)	965,890

Total			2,729,082	1,364,546	(7,778)	(102,660)	3,983,190

As mentioned in Note 22b, on June 30, 2006 the Company had a total of 4,200,596 preferred shares in treasury. These shares may be used for this plan.

b) Plan status on June 30, 2006:

	Grant
	2003	2004	2005	2006	Average
Total granted share purchase options	1,221,561	717,482	1,078,257	965,890
Price of year - R$ (adjusted by bonuses)	7.96	20.33	31.75	38.58	24.05
Fair value of options on the granting date - R$ per option (*)	2.48	5.77	5.31	14.95	6.86
Average period of option on the granting date (years)	3.8	4.9	3.9	5.0	4.32

(*) Calculated considering the model of Black-Scholes.

The percentage of dilution of interest that the current shareholders may experience if all options are exercised is approximately 0.5%.

II) Gerdau Ameristeel Corporation - (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have stock compensation plans for their employees, as follows:

a) Former Co-Steel Plan

According to the terms of the Co-Steel Plan, the Stock-Based Option Plan, the company was authorized to grant purchase options to employees and directors up to the limit of 3,041,335 common shares. The exercise price was based on the closing price of the common shares in the market on the day prior to the issue of the option. The options have a maximum term of ten years and are granted during various periods, as determined by the administrator of the plan at the date of the grant, up to April 13, 2008.

b) Gerdau Ameristeel US Inc. (“Ameristeel”) Plans - (“Ameristeel”)

According to the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the minority shareholders of Ameristeel exchanged their shares and stock options for shares and stock options of Gerdau Ameristeel at the ratio of 9.4617 shares and stock options for each share or stock option of AmeriSteel. This exchange occurred on March 31, 2003.

b.1) Ameristeel Plan

AmeriSteel has a long-term incentive plan for the executive officers (the “AmeriSteel Plan) to ensure that the interests of the AmeriSteel senior management are in line with those of the AmeriSteel shareholders. The awards are determined by a formula based on the return on employed capital of AmeriSteel in a given year of the plan. The awards are granted and paid over a period of four years. The participants may choose payment in cash or in shares of AmeriSteel and Gerdau, for which a premium of 25% is given, if chosen.

b.2) 2004 Stakeholder Plan

For the year ending December 31, 2004, the Gerdau Ameristeel Human Resources Committee established the long-term incentive plan of 2004 (the “2004 Stakeholder Plan”) based on the AmeriSteel Plan. The 2004 Stakeholder Plan was designed to award the executive officers with a share in the profits of Gerdau Ameristeel. The awards earned are granted and paid over a period of four years, based on the closing price of the Gerdau Ameristeel Shares on the New York Stock Exchange. A total award of approximately US$ 14,000 (equivalent to R$ 30,300) was calculated on December 31, 2004 and was granted on March 1, 2005. This award is being provided for in accordance with the payment term established in the plan.

b.3) 2005 Stakeholder plan

For the year beginning January 1, 2005, the Human Resources Committee established the 2005 long-term incentive plan (the “2005 Stockholder plan). The 2005 Stockholder plan was established to award employees with bonuses based on attaining goals related to the return of capital invested. The bonuses will be granted at the end of the year in cash and/or options. The payment of the cash portion option will be made in the form of shares (phantom stock). The number of shares will be determined by the market price of the common share on the date of grant, based on the average negotiation price on the New York Stock Exchange. The shares will be paid in April each year at the ratio of 25% in a period of 4 years. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant and indexed by a factor determined by the option value on the same date (the option value is determined by the Committee based on the Black Scholes model or other method). The options may be exercised at the rate of 25% p.a. during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted based on this plan is 6,000,000.

b.4) SAR Plan

In July 1999, the Board of Directors of AmeriSteel approved the SAR/Shares Purchase Plan (SAR Plan) available to basically all employees. The SAR Plan authorizes the sale of 946,170 common shares to the employees during three offer periods, from July to September in 1999, 2002 and 2005. The employees who purchase the shares are rewarded with stock appreciation rights (SARs) equal to four times the number of shares purchased. SARs at market value were granted at the date of grant, determined on the basis of an independent appraisal at the end of the prior year. SARs can be exercised at 25% annually as from the date of grant, and may be exercised in up to ten years from the date of grant.

In July 2002, the Board of Directors of AmeriSteel approved the issue of new purchase options under the SAR Plan, which were granted to the executive directors, with the exercise price determined by the fair value at the date of grant. A total of 6,244,722 SARs were authorized and issued. One-third of all awarded options and common shares are vested two years as from the date of grant, and one-third after each subsequent two-year period. The options may be exercised in up to ten years after the date of grant.

b.5) Equity ownership

In September 1996, the Board of Directors of AmeriSteel approved the Equity Ownership Plan of AmeriSteel Corporation (the “Equity Ownership” Plan), which grants common shares, purchase options for common shares and SARs. The maximum number of shares that may be issued under this plan is 4,152,286. AmeriSteel granted 4,667,930 incentive stock options and 492,955 common shares under the Equity Ownership Plan up to December 31, 2004. One-third of all options and common shares issued become vested two years from the date of the grant, and one-third after each subsequent two-year period. All grants were carried out at the market value of the common shares at the date of grant, determined on the basis of an independent appraisal at the end of the prior year. The options may be exercised for ten years as from the date of the grant.

b.6) Purchase plan

In May 1995, the Board of Directors of AmeriSteel approved an option/purchase plan (the “Purchase Plan”), available to essentially all employees. The employees who purchased shares were rewarded with options for six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of US$ 1.12 per share. The options were granted at market value at the date of the grant, determined on the basis of an independent appraisal at the end of the prior year. A total of 2,139,612 options were granted under the Purchase Plan. No options are available for future grant. All options granted can already be exercised, which may occur for ten years as from the date of the grant.

The effect on net income for the year and shareholders’ equity would have been as follows had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:

	Company		Consolidated
	Net profit	Shareholder’s	Net profit (**)	Shareholder’s

Balances according to Financial Statements (*)	1,476,192	9,285,099	1,808,394	9,285,099
Expense (*)	(2,373)	(8,152)	(2,373)	(13,413)
Proforma balances	1,473,819	9,276,947	1,806,021	9,271,686

(*) Calculated considering the fair value method (Black-Scholes model).

(**) The calculated net income includes the portion of the minority shareholders.

b.7) Executive Plan

The subsidiary Gerdau Ameristeel has made a commitment to deposit a total of 1,749,526 common shares issued by the company for its president over the next 10 years, plus the respective future dividends, in a trust fund designed specifically for this purpose. Gerdau S.A. has also made a commitment to deposit 275,050 preferred shares issued by the company into this same fund.

NOTE 25 - CALCULATION OF EBITDA

	Consolidated
	6/30/2006	6/30/2005
Gross profit	3,183,638	3,070,429
Sales expenses	(257,536)	(243,728)
General and administrative expenses	(834,564)	(520,218)
Depreciation and amortization	492,648	421,580
EBITDA	2,584,186	2,728,063

NOTE 26 - INFORMATION BY GEOGRAPHICAL AREA AND BUSINESS SEGMENT

	Geographic Area
	Brazil		South America (*)		North America		Europe	Consolidated
	6/30/2006	6/30/2005	6/30/2006	6/30/2005	6/30/2006	6/30/2005	6/30/2006	6/30/2006	6/30/2005
Net sales revenue	4,645,754	5,334,110	980,069	541,250	5,472,365	5,391,921	417,068	11,515,256	11,267,281
Cost of sales	(2,869,989)	(3,230,233)	(718,046)	(381,644)	(4,423,501)	(4,584,975)	(320,082)	(8,331,618)	(8,196,852)
Gross profit	1,775,765	2,103,877	262,023	159,606	1,048,864	806,946	96,986	3,183,638	3,070,429
Sales expenses	(216,134)	(220,628)	(30,0437	(4,520)	(4,633)	(18,580)	(6,726)	(257,536)	(243,728)
General and administrative expenses	(452,899)	(346,690)	(50,622)	(38,986)	(305,917)	(134,542)	(25,126)	(834,564)	(520,218)
Net financial income	416,745	74,114	(3,623)	(7,547)	(52,803)	(67,207)	(3,874)	356,445	(640)
Operating profit	1,436,537	1,506,607	160,942	98,986	686,863	548,351	62,257	2,346,599	2,153,938
Accrued net profit (**)	1,171,410	1,266,022	120,850	77,754	469,959	359,369	46,175	1,808,394	1,703,145
EBITDA (***)	1,401,409	1,800,966	218,985	131,107	882,716	795,990	81,076	2,584,186	2,728,063

( * ) Does not include operations in Brazil.

(**) Net profit in the period before minority shareholders’ holdings

(***) Profit before financial expenses, income tax and social contribution, and depreciation and amortization, as described in Note 26.

The segments shown below correspond to the business units through which the Gerdau Executive Committee manages its operations: Aços Longos Brasil (Gerdau Aços Longos S.A.), Açominas (Gerdau Açominas S.A. - corresponding to the operations of the steel mill located in Ouro Branco, Minas Gerais), Aços Especiais (Gerdau Aços Especiais S.A.), South America (Gerdau América do Sul S.A. - excluding Brazilian operations) and North America (Gerdau Ameristeel):

	Business Segments
	Longos Brasil		Açominas Ouro Branco		Aços Especiais		South America (*)		North America		Consolidated
	6/30/2006	6/30/2005	6/30/2006	6/30/2005	6/30/2006	6/30/2005	6/30/2006	6/30/2005	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Net Sales Revenue	2,366,036	3,450,131	1,462,348	1,342,401	1,234,438	541,578	980,069	541,250	5,472,365	5,391,921	11,515,256	11,267,281
Identifiable assets (**)	4,271,887	4,353,161	4,061,364	3,469,454	1,504,746	540,455	1,204,738	719,385	5,513,867	5,342,125	16,556,602	14,424,580
Capital expenditure	422,063	365,826	479,068	202,473	442,378	55,293	62,516	34,617	466,613	169,179	1,872,638	827,388
Depreciation / amortization	113,019	119,941	147,159	129,937	50,441	14,529	37,627	15,007	144,402	142,166	492,648	421,580

( * ) Does not include operations in Brazil.

(**) Identifiable assets: Accounts receivable, stocks and fixed assets

NOTE 27 - SUPPLEMENTARY INFORMATION - CASH FLOW

With the purpose of allowing for additional analyses, we present as supplementary information the cash flow elaborated indirectly.

	Company		Consolidated
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
NET INCOME FOR THE YEAR	1,476,192	1,438,424	1,808,394	1,703,145
Equity in the (earnings) losses of subsidiaries	(1,426,486)	(1,135,352)	185,098	222,194
Provision for doubtful accounts	—	—	12,803	(7,788)
Gain and/or loss on disposal of fixed assets	—	—	(22,404)	600
Gain and/or loss on disposal/incorporation of fixed investments	—	(305,839)	(3,715)	(305,931)
Monetary and exchange rate variations	(110,739)	(9,520)	(241,178)	(160,071)
Depreciation and amortization	—	—	492,648	421,580
Income tax and social contribution on net income	24,682	(1,728)	116,480	135,492
Interest on loans	88,520	61,189	361,657	228,255
Contingencies/ judicial deposits	6,648	(8,793)	10,845	(11,804)
Changes in trade accounts receivable	—	—	(526,660)	138,210
Changes in inventories	—	—	147,889	(107,699)
Changes in suppliers	(57)	(51)	182,288	(193,410)
Changes in operating activity accounts	(10,867)	(41,816)	(176,015)	104,320
Net cash provided by (used in) operating activities	47,893	(3,486)	2,348,130	2,167,093
Purchase/disposal of fixed assets	(370)	—	(1,074,340)	(827,388)
Increase in deferred charges	—	—	(5,140)	(14,095)
Acquisition/disposal of investments	(131,369)	(4,772)	(855,672)	18
Receipt of interest on capital/profit distribution	395,124	529,610	—	—
Net cash provided by (used in) investing activities	263,385	524,838	(1,935,152)	(841,465)
Suppliers of fixed assets	—	—	14,199	(52,664)
Debenture	(133,662)	17,421	(130,270)	10,791
Receipt of financing for permanent assets	—		1,442,843	447,612
Amortization of financing for permanent assets	—		(613,928)	(657,884)
Payment of loan interest	(57,923)		(250,857)	(214,984)
Loans with associated companies	(171,178)	(45,071)	(39,520)	(2,816)
Capital increase/treasury shares	(60,326)	(12,639)	9,538	540,057
Payment of dividends/interest and profit sharing	(358,319)	(478,649)	(612,721)	(593,076)
Net cash provided by (used in) financing activities	(781,408)	(518,938)	(180,716)	(522,964)
Increase (decrease) in cash and cash equivalents	(470,130)	2,414	232,262	802,664
Cash balance
At the beginning of the period	1,275,965	15,709	5,464,694	2,041,968
Changes in cash and cash equivalents balance	—	—	(156,325)	(223,472)
Opening balance of companies consolidated in the period	—	—	289,933	5,971
At the end of the period	805,835	18,123	5,830,564	2,627,131
End cash composition
Marketable securities	805,293	17,764	4,502,449	2,406,856
CasH	542	359	1,328,115	220,275

NOTE 28 - SUBSEQUENT EVENTS

On August 2, 2006, the Company’s Board of Directors decided on the proposal of the Executive Board of July 28, 2006, concerning the anticipation of dividends to be paid relative to the second quarter of this year, which will be calculated and credited based on the positions of the shareholders on August 14, 2006 (R$ 0.35 per common and preferred share) with payment set for August 24, 2006 and which will constitute the anticipation of the minimum statuary dividend.

********************************

05.01 - Comments on the Quarterly Performance of the Company

Gerdau S.A revenue originates primarily from investments in subsidiaries and associated companies. The value of these investments at the end of June totaled R$ 10.2 billion. During the second quarter of 2006, these investments resulted in a net equity from subsidiaries of R$ 806.4 million.

Gerdau S.A. recorded a net income of R$ 796.2 million during the second quarter of 2006, equivalent to R$ 1.20 per share.

This income, which originates primarily from the net equity on investments in subsidiaries/associated companies, was 17.1% higher than during the first quarter of 2006.

On June 30, 2006, the Company’s shareholders’ equity totaled R$ 9.3 billion, representing a net equity of R$ 14.00 per share.

At the close of the quarter, the Company recorded the following economic-financial data:

	2ND Quarter/06	1st Six Months/06
Income from stakes - R$ thousand	806,377	1,426,486
Net profit - R$ thousand	796,177	1,476,192
Net income per share - R$	1.200	2.225
		6/30/06
Capital - R$ thousand		7,810,453
Shareholder’s equity - R$ thousand		9,285,099
Net equity per share - R$		14.00

• Dividends from the second quarter of 2006

• Payment on August 24, 2006 based on the share position on August 14 (ex-dividends on August 15).

• Shareholders will receive R$ 231.9 million (R$ 0.35 per share).

• Repurchase of shares

• Period from May 26 to July 24, 2006.

• For permanence in the treasury in compliance with the Company’s Long-Term Incentive Program or later cancellation.

• Use of existing Revenue Reserves.

• 2,358,700 preferred shares purchased, 78.6% of the total planned.

• Share liquidity

• São Paulo Stock Exchange

The trading of Gerdau S.A. shares (GGBR) showed operations of R$ 6.2 billion during the first half of 2006, 32.1% higher than the value from the first half of 2005.

The average daily value of the preferred shares traded was R$ 44.3 million (R$ 33.8 million during the first half of 2005).

A total of 196,199 shares were traded, representing a 12.8% increase (173,935 during the first six months of 2005).

A total of 161.4 million shares were traded during the period, 15.3% more than during the same period in 2005.

• Nova York Stock Exchange (NYSE)

Gerdau S.A. ADRs (GGB) showed operations of US$ 3.6 billion during the first six months of 2006, a value 175.4% higher than during the same period in 2005.

The daily average was US$ 28.5 million compared to US$ 10.3 million.

A total of 203.1 million securities were traded during the first six months (94.0 million during the first six months of 2005).

• Madrid Stock Exchange (Latibex)

A total of 1.1 million Gerdau S.A. (XGGB) preferred shares were traded during the first semester of 2006, 38.8% more than the volume traded during the same months in 2005.

This trading moved resources of approximately € 16.2 million during the first six months of this year, compared to € 8.1 million during the same period of the previous year.

In compliance with CVM Instruction 381/2003, Gerdau S.A. communicates that PricewaterhouseCoopers Independent Auditors, which provides the Company with external auditing services, did not provide services not related to external auditing during the second quarter of 2006.

06.01 - Consolidated Balance Sheet - Assets (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2006	4 - 3/31/2006
1	Total assets	24,845,189	23,067,947
1.01	Current assets	13,309,740	12,346,547
1.01.01	Cash	1,328,115	1,227,582
1.01.02	Credits	7,476,933	6,902,746
1.01.02.01	Trade accounts receivable	2,644,257	2,373,062
1.01.02.02	Tax credits	330,227	277,238
1.01.02.03	Financial investments	4,502,449	4,252,446
1.01.03	Inventories	4,073,013	3,777,117
1.01.03.01	Finished products	1,521,378	1,420,452
1.01.03.02	Work in progress	844,278	691,218
1.01.03.03	Raw materials	1,148,860	1,108,034
1.01.03.04	Storeroom materials	440,334	438,299
1.01.03.05	Advances to suppliers	61,061	67,509
1.01.03.06	Imports	117,454	104,448
1.01.03.07	Provision for obsolesce	(60,352)	(52,843)
1.01.04	Other	431,679	439,102
1.01.04.01	Other accounts receivable	181,227	196,687
1.01.04.02	Deferred income tax and social contribution on net income	160,600	155,367
1.01.04.03	Deferred expenses	89,852	87,048
1.02	Long-term receivables	1,267,760	1,093,263
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related companies	478	2,003
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	478	2,003
1.02.03	Other	1,267,282	1,091,260
1.02.03.01	Tax credits	273,006	258,297
1.02.03.02	Judicial deposits and other	51,638	57,192
1.02.03.03	Deferred income tax and social contribution on net income	502,164	504,135
1.02.03.04	Deferred expenses	58,996	60,376
1.02.03.05	Financial investments	59,448	59,448
1.02.03.06	Deposits for future investments	131,369	0
1.02.03.07	Debtors under contract	70,429	71,780
1.02.03.08	Other	120,232	80,032
1.03	Permanent assets	10,267,689	9,628,137
1.03.01	Investments	355,932	359,251
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	0	0
1.03.01.03	Other	355,932	359,251
1.03.02	Fixed assets	9,839,332	9,203,147
1.03.02.01	Land, buildings and structures	3,864,044	3,812,989
1.03.02.02	Machinery, equipment and installations	10,090,398	9,620,598
1.03.02.03	Furniture and fixtures	137,781	132,568
1.03.02.04	Vehicles	95,151	84,158
1.03.02.05	Electronic data equipment/rights/licenses	428,100	412,731
1.03.02.06	Construction in progress	2,130,604	1,731,634

08.01 – Comments on the Consolidated Performance

1.03.02.07	Forestation/reforestation	276,925	262,488
1.03.02.08	Accumulated depreciation	(7,183,671)	(6,854,019)
1.03.03	Deferred charges	72,425	65,739

06.02 - Consolidated Balance Sheet – Liabilities and Shareholders’ Equity (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2006	4 - 3/31/2006
2	Total liabilities and shareholders’ equity	24,845,189	23,067,947
2.01	Current liabilities	5,507,658	4,291,674
2.01.01	Loans and financing	2,129,656	1,453,053
2.01.02	Debentures	224,443	1,690
2.01.03	Suppliers	1,970,740	1,673,397
2.01.04	Taxes, rates and contributions	340,105	455,831
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other	842,714	707,703
2.01.08.01	Salaries payable	269,088	202,424
2.01.08.02	Deferred income tax and social contribution on net income	220,000	226,962
2.01.08.03	Other accounts payable	353,626	278,317
2.02	Long-term liabilities	7,725,726	7,881,284
2.02.01	Loans and financing	5,511,051	5,431,091
2.02.02	Debentures	795,585	1,065,644
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other	1,419,090	1,384,549
2.02.05.01	Provision for contingencies	266,207	274,101
2.02.05.02	Deferred income tax and social contribution on net income	485,406	497,615
2.02.05.03	Other accounts payable	287,452	313,347
2.02.05.04	Benefits to employees	380,025	299,486
2.03	Deferred income	0	0
2.04	Minority shareholders’ holdings	2,326,706	2,163,522
2.05	Shareholders’ equity	9,285,099	8,731,467
2.05.01	Paid-up capital	7,810,453	5,206,969
2.05.02	Capital reserves	376,873	376,794
2.05.02.01	Investments	342,910	342,910
2.05.02.02	Special reserve - Law 8200/91	21,487	21,487
2.05.02.03	Other	12,476	12,397
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	41,029	2,467,689
2.05.04.01	Legal	15,063	465,063
2.05.04.02	Statutory	25,966	2,002,626
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	1,056,744	680,015

07.01 - Consolidated Statement of Income (R$ thousands)

1 - Code	2 - Description	3 - 4/1/2006 to 6/30/2006	4 - 1/1/ 2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005
3.01	Gross sales and/or service revenues	6,864,110	13,481,057	6,454,187	13,382,982
3.02	Deductions	(962,842)	(1,965,801)	(1,018,811)	(2,115,701)
3.02.01	Taxes on sales	(590,804)	(1,220,802)	(609,221)	(1,298,776)
3.02.02	Freight and discounts	(372,038)	(744,999)	(409,590)	(816,925)
3.03	Net sales and/or service revenues	5,901,268	11,515,256	5,435,376	11,267,281
3.04	Cost of sales and/or services rendered	(4,196,304)	(8,331,618)	(3,977,012)	(8,196,852)
3.05	Gross profit	1,704,964	3,183,638	1,458,364	3,070,429
3.06	Operating expenses/income	(513,021)	(837,039)	(473,589)	(916,491)
3.06.01	Selling	(132,749)	(257,536)	(126,385)	(243,728)
3.06.02	General and administrative expenses	(397,607)	(834,564)	(227,589)	(520,218)
3.06.03	Financial	(17,963)	356,445	122,324	(640)
3.06.03.01	Financial income	186,135	484,943	15,817	76,696
3.06.03.02	Financial expenses	(204,098)	(128,498)	106,507	(77,336)
3.06.04	Other operating income	24,609	87,650	2,709	70,289
3.06.05	Other operating expenses	(1,441)	(3,936)	0	0
3.06.06	Equity in the earnings of subsidiaries and associated companies	12,130	(185,098)	(244,648)	(222,194)
3.07	Operating profit	1,191,943	2,346,599	984,775	2,153,938
3.08	Non-operating results	14,814	26,660	305,341	305,513
3.08.01	Income	19,268	33,605	0	0
3.08.02	Expenses	(4,454)	(6,945)	305,341	305,513
3.09	Profit before taxes and profit sharing	1,206,757	2,373,259	1,290,116	2,459,451
3.10	Provision for income tax and social contribution on net income	(231,380)	(489,748)	(275,533)	(575,927)
3.11	Deferred income tax	6,452	(64,076)	(116,034)	(167,485)
3.12	Statutory profit sharing and contributions	(5,891)	(11,041)	(5,901)	(12,894)
3.12.01	Profit sharing	(5,891)	(11,041)	(5,901)	(12,894)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(179.761)	(332,202)	(149,038)	(264,721)
3.15	Net income for the period	796,177	1,476,192	743,610	1,438,424
	Number of shares (thousands), excluding treasury stock	663,392	663,392	442,161	442,161
	Net income per share	1.20016	2.22522	1.68176	3.25317
	Loss per share

08.01 - Comments on the Consolidated Performance

Output and Sales

•      The output of crude steel in the second quarter reached 4.0 million metric tons, 7.4% greater than that of the first quarter. The output year-to-date reached 7.7 million metric tons, an increase of 10.4% compared to the first half of 2005.

•      For rolled products, the output of the second quarter reached 3.2 million metric tons, surpassing by 6.4% the volume of the first three months of this year. The output from January through June totaled 6.3 million, 17.4% greater than that of the same period in 2005.

•      The chart and table below present the evolution of volumes produced in every region Gerdau has operations.

Output (1,000 metric tons)	2Q06	1Q06	Variation	1S06	1S05	Variation
Crude Steel (slabs, blooms and billets)
Brazil	1,868	1,737	7.6%	3,605	3,542	1.8%
North America	1,789	1,672	7.0%	3,461	3,224	7.3%
South America	247	242	1.8%	489	228	114.2%
Europe	95	71	34.0%	166	—	—
Total	3,999	3,722	7.4%	7,721	6,994	10.4%

Rolled Products
Brazil	1,178	1,105	6.6%	2,283	1,969	15.9%
North America	1,690	1,585	6.6%	3,275	3,136	4.4%
South America	300	287	3.9%	587	249	135.9%
Europe	74	69	8.2%	143	—	—
Total	3,242	3,046	6.4%	6,288	5,354	17.4%

•      Consolidated shipments reached 3.8 million metric tons in the second quarter this year, 1.7% greater than those of the first quarter. The highlight of the period is the sustained strong demand abroad, especially in North America.

Consolidated Shipments (1) (1,000 metric tons)	2Q06	1Q06	Variation	1S06	1S05	Variation
Brazil
Domestic market	972	980	(0.8)%	1,952	1,743	12.1%
Exports	503	627	(19.8)%	1,130	1,517	(25.5)%
Total	1,475	1,607	(8.2)%	3,082	3,260	(5.4)%

Abroad
North America	1,849	1,671	10.7%	3,520	3,214	9.5%
South America	348	333	4.3%	681	316	115.5%
Europe	79	78	2.5%	157	—	—
Total	2,276	2,082	9.3%	4,358	3,530	23.4%

Consolidated Total	3,751	3,689	1.7%	7,440	6,790	9.6%

(1)          Excluding shipments to subsidiaries

•      In Brazil, in spite of the negative impact of holidays in April and the World Soccer Cup in June that slowed down the economic activity in the country, the demand in the civil construction and other long steel consumer segments lead to domestic sales staying practically unchanged in the second quarter, compared to those of the first quarter of this year.

•      Exports, excluding shipments to subsidiaries, totaled 502.8 thousand metric tons in the quarter, 19.8% lower than those of the first quarter. This reduction is a result of the appreciation of the Brazilian currency and due to the strike of customs officers in the period.

•      Including shipments to subsidiaries, exports totaled 631.0 thousand metric tons, generating revenues US$ 255.6 million in the second quarter.

Results

•      The consolidated sales revenues reached R$ 5.9 billion in the second quarter of 2006, 5.1% greater than those of the first quarter. This performance is the result of the increase in tonnage shipped, especially in North America and to the increase in prices in the international markets.

•      Operations abroad added to exports from Brazil contributed with 68.0% to the second quarter’s consolidated net revenues in 2006.

Net Sales Revenue (R$ million)	2Q06	1Q06	Variation	1S06	1S05	Variation
Brazil	2,167	2,479	(12.6)%	4,646	5,334	(12.9)%
North America	3,013	2,459	22.5%	5,472	5,392	1.5%
South America	503	477	5.5%	980	541	81.1%
Europe	218	199	9.5%	417	—	—
Total	5,901	5,614	5.1%	11,515	11,267	2.2%

•      The lower cost of sales as a result of investments to improve the operational productivity and the gains in margins from exports and operations in North America were decisive for the improvement in the gross margin from 26.3%, in the first quarter, to 28.9%, in the second quarter of 2006. Gross profit reached R$ 1.7 billion in the second quarter, 15,3% greater than that of the first three months of the current year.

•      Cost of Sales and G&A totaled R$ 530.4 million, in the second quarter, 5.6% greater than those of the first quarter. With regards to net revenue, there was a 1 percentage point reduction. G&A in the second quarter includes: a) the reversal of R$ 16.2 million accrued in the previous quarter and pertaining to royalties for the use of the brand name Gerdau, which was revoked and announced in a press release published on May 9, and b) the increase in expenses at Gerdau Ameristeel of R$ 30.0 million relative to the provision for investments in environment and costs pertaining to the Stock Appreciation Rights.

•      EBITDA (gross profit minus SG&A plus depreciation and amortization) for the second quarter reached R$ 1.4 billion, 21.0% greater than that of the first quarter. Margin (EBITDA divided by net revenue) was 24.0% compared to 20.8% in the previous quarter, an increase explained by the same reasons mentioned above.

EBITDA (R$ million)	2Q06	1Q06	Variation	1S06	1S05	Variation
Brazil	756	646	17.0%	1,402	1,801	(22.2)%
North America	501	382	31.2%	883	796	10.9%
South America	111	108	2.8%	219	131	67.2%
Europe	47	33	42.4%	80	—	—
Total	1,415	1,169	21.0%	2,584	2,728	(5.3)%

•      Net financial expenses (financial expenses minus financial income) totaled R$ 18.0 million in the second quarter. This total includes expenses of R$ 204.1 million - basically interest on debt - and revenues from financial investments of R$ 186.1 million.

EBTDA (R$ million)	2Q06	1Q06	Variation	1S06	1S05	Variation
Gross profit	1,705	1,479	15.3%	3,184	3,070	3.7%
Cost of sales	(133)	(125)	6.4%	(258)	(244)	5.7%
General/administrative expenses	(397)	(437)	(9.1)%	(834)	(520)	60.4%
Depreciation & amortization	240	252	(4.8)%	492	422	16.6%
EBITDA	1,415	1,169	21.0%	2,584	2,728	(5.3)%
Net financial expenses (excluding FX and monetary variations)	(28)	129	—	101	(192)	—
FX and monetary variations	10	246	(95.9)%	256	191	34.0%
EBTDA	1,397	1,544	(9.5)%	2,941	2,727	7.8%

•      The Other Operating Income line, in the second quarter, recorded R$ 23.2 million, most of which results from Gerdau S.A.’s favorable verdict on a case of improper tax collection of PIS/COFINS, based on Law 9.718.

•      Equity pick-up was positive by R$ 12.1 million in the quarter. This total results from the depreciation of the real vis-à-vis the Euro, fiscal incentive reserves and positive and negative goodwill amortized in the period.

•      Net profit for the second quarter was R$ 975.9 million, 17.3% greater than that of the first quarter. Net margin increased from 14.8%, in the first quarter, to 16.5%, in the second quarter.

Net profit (R$ million)	2Q06	1Q06	Variation	1S06	1S05	Variation
Brazil	614	557	10.2%	1,171	1,266	(7.5)%
North America	275	195	41.0%	470	359	30.9%
South America	58	63	(7.9)%	121	78	55.1%
Europe	29	17	70.6%	46	—	—
Total	976	832	17.3%	1,808	1,703	6.2%

Investments

•      Investments in fixed assets in the second quarter reached US$ 169.1 million, destined, mainly, to increase installed capacity in several units in Brazil and abroad. Investments accumulated year-to-date totaled US$ 391.7 million.

•      On June 12, the acquisition process of Sheffield Steel Corporation, in Sand Springs, Oklahoma was concluded. Sheffield is a long steel mini-mill. It produces mainly rebars and merchants and has a nominal capacity of approximately 600 thousand metric tons per annum. The company operates one melt shop and one rolling mill at the Sand Springs, Oklahoma plant, and a rolling mill in Joliet, Illinois, and three downstream units in Kansas City and Sand Springs. The investment in the acquisition totaled US$ 187 million, of which US$ 103 million in cash and US$ 84 million in debt and long-term liabilities.

Investments (US$ million)	2Q06	1Q06	1S06
Brazil	107.1	163.1	270.2
Abroad	411.6	268,5	818.8
North America	225.0	52.1	277.1
South America	186.6	15.1	201.7
Europe	—	201,3	340.0
Total	518.7	431,6	1,089.0

Note:                   (1) Includes acquisitions in the period.

(2) Includes debt of the acquired companies in the period.

•      On June 28, Gerdau won the public auction for Empresa Siderúrgica del Perú S.A.A. - Siderperú, located in the city of Chimbote, Peru. The company produces long and flat steel and has annual sales of approximately 360 thousand metric tons of finished products. Siderperú operates one blast furnace, one direct reduction unit, a melt shop with two electric arc furnaces and two LD converters and three rolling mills. Approximately 20% of sales are flat steel and 80% long steel. The investment for the acquisition of 50% plus one share of the capital stock was US$ 60.6 million, in addition to the assumption of a debt of approximately US$ 102 million.

Indebtedness

•      Net debt on June 30 (loans and financing plus debentures minus cash and cash equivalents and equity) was R$ 2.8 billion, 14.9% greater than that on March 31. This is mainly due to the consolidation of Sheffield (USA), to the loan made for the acquisition of Siderperú (Peru) and to FX contract advancements in the second quarter of the current year.

•      Where gross debt is concerned (loans, financing plus debentures), 27.2% was short-term (R$ 2.4 billion) and 72.8% long-term (R$ 6.3 billion).

•      On June 30, gross debt was 22.6% in Brazilian currency, 45.1% in foreign currency in Brazil and 32.3% in other currencies as contracted by subsidiaries abroad.

•      The main debt indicators of the Gerdau companies were as follows at the end of June:

Ratios	06.30.2006		03.31.2006		06.30.2005
Net debt / Total net capitalization	19.3%		18.1%		25.6%
EBITDA(1) / Net financial expenses(1) (excluding FX and monetary variations)	41.1	x	—		20.2	x
Gross Debt / EBITDA(1)	1.8	x	1.7	x	1.0	x
Net Debt / EBITDA(1)	0.6	x	0.5	x	0.6	x

(1) - Last twelve months

•      On June 30, cash and cash equivalents totaled R$ 5.9 billion, of which R$ 2.2 billion (37.7%) were indexed to foreign currencies, namely the US dollar.

Indebtedness

(R$ million)	06.30.2006	03.31.2006	06.30.2005
Short-term
Domestic Currency - Brazil	444	245	206
Foreign Currency - Brazil	629	400	473
Companies Abroad	1,281	809	628
Total	2,354	1,454	1,307

Long-term
Domestic Currency - Brazil	1,511	1,717	1,460
Foreign Currency - Brazil	3,275	3,276	1,528
Companies Abroad	1,521	1,504	1,476
Total	6,307	6,497	4,464

Gross Debt	8,661	7,951	5,771
Cash & Cash Equivalents	5,890	5,539	2,627

Net Debt	2,771	2,412	3,144

•      The long-term debt amortization schedule, including debentures, on June 30 was as follows:

Year	R$ million
2007	623
2008	953
2009	943
2010	593
2011 and after	3195
Total	6,307

09.01 - Investments in Subsidiaries and/or Associated Companies

1 - ITEM	2 - COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % INVESTEES CAPITAL	6 - % OF SHAREHOLDERS’ EQUITY OF INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES FOR THE QUARTER (THOUSANDS)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (THOUSANDS)

01	GERDAU INTERN. EMPREEND. LTDA.	87.040.598/0001-20	NON-PUBLIC SUBSIDIARY	72.08	27.55
COMMERCIAL, INDUSTRIAL AND OTHER		1,919,769		1,919,769

02	GERDAU AÇOMINAS S.A.	17.227.422/0001-05	NON-PUBLIC SUBSIDIARY	89.35	33.05
COMMERCIAL, INDUSTRIAL AND OTHER		160,712		160,712

03	GERDAU AÇOS LONGOS S.A.	07.358.761/0001-69	NON-PUBLIC SUBSIDIARY	89.35	29.11
COMMERCIAL, INDUSTRIAL AND OTHER		160,712		160,712

10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM	01
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	DCA-82/018
4 - CVM REGISTRATION DATE	7/29/1982
5 - ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	6/1/1982
9 - MATURITY DATE	6/1/2011
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	184.72
14 - ISSUED AMOUNT (thousands of reais)	13,300
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	72,000
16 - OUTSTANDING DEBENTURES (UNIT)	59,347
17 - TREASURY DEBENTURES (UNIT)	12,653
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2011

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	DCA-82/019
4 - CVM REGISTRATION DATE	8/11/1982
5 - ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	6/1/1982
9 - MATURITY DATE	6/1/2011
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	184.72
14 - ISSUED AMOUNT (thousands of reais)	13,300
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	72,000
16 - OUTSTANDING DEBENTURES (UNIT)	12,138
17 - TREASURY DEBENTURES (UNIT)	59,862
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2011

1 - ITEM	03
2 - ORDER NUMBER	07
3 - CVM REGISTRATION NUMBER	DCA-82/024
4 - CVM REGISTRATION DATE	2/28/1982
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	7/1/1982
9 - MATURITY DATE	7/1/2012
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	184.72
14 - ISSUED AMOUNT (thousands of reais)	12,635
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	68,400
16 - OUTSTANDING DEBENTURES (UNIT)	16,144
17 - TREASURY DEBENTURES (UNIT)	52,256
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	7/1/2012

1 - ITEM	04
2 - ORDER NUMBER	08
3 - CVM REGISTRATION NUMBER	DCA-82/004
4 - CVM REGISTRATION DATE	12/23/1982
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	11/1/1982
9 - MATURITY DATE	5/2/2013
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	184.72
14 - ISSUED AMOUNT (thousands of reais)	33,243
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	179,964
16 - OUTSTANDING DEBENTURES (UNIT)	151,015
17 - TREASURY DEBENTURES (UNIT)	28,949
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	5/2/2013

1 - ITEM	05
2 - ORDER NUMBER	09
3 - CVM REGISTRATION NUMBER	DCA-82/044
4 - CVM REGISTRATION DATE	8/8/1983
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	5/1/1983
9 - MATURITY DATE	9/1/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	184.72
14 - ISSUED AMOUNT (thousands of reais)	23,208
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	125,640
16 - OUTSTANDING DEBENTURES (UNIT)	72,885
17 - TREASURY DEBENTURES (UNIT)	52,755
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	9/1/2014

1 - ITEM	06
2 - ORDER NUMBER	11
3 - CVM REGISTRATION NUMBER	DEB-90/041
4 - CVM REGISTRATION DATE	9/3/1990
5 - ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	6/1/1990
9 - MATURITY DATE	6/1/2020
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	697.05
14 - ISSUED AMOUNT (thousands of reais)	52,279
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	75,000
16 - OUTSTANDING DEBENTURES (UNIT)	27,048
17 - TREASURY DEBENTURES (UNIT)	47,952
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2020

1 - ITEM	07
2 - ORDER NUMBER	11
3 - CVM REGISTRATION NUMBER	DEB-91/004
4 - CVM REGISTRATION DATE	1/8/1991
5 - ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE ISSUANCE	6/1/1990
9 - MATURITY DATE	6/1/2020
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	697.05
14 - ISSUED AMOUNT (thousands of reais)	52,279
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	75,000
16 - OUTSTANDING DEBENTURES (UNIT)	15,735
17 - TREASURY DEBENTURES (UNIT)	59,265
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2020

16.01 Other Information the Company Considers Significant

Corporate Governance - Level 1

In compliance with the Regulation of Special Practices of Corporate Governance (Level 1), we present the following spreadsheets demonstrating the shareholder position of all those who hold more than 5% of the voting capital, either directly or indirectly, extending to the individual level.

STATUS ON 6/30/2006

GERDAU S.A. - CNPJ N° 33.611.500/0001-19						In units

	Common Shares		Preferred Shares		Total
Shareholder	Amount	%	Amount	%	Amount	%
METALURGICA GERDAU S/A	175,393,446	75.73	109,421,797	25.10	284,815,243	42.66
STA. FELICIDADE IMP. E EXP. PRODUTOS SIDERÚRGICOS LTDA.	—	—	14,317,722	3.28	14,317,722	2.14
BNDESPAR PART SA BNDESPAR	17,104,761	7.39	6,004,882	1.38	23,109,643	3.46
OTHER	39,108,801	16.89	302,041,044	69.28	341,149,845	51.10
TREASURY SHARES	—	—	4,200,596	0.96	4,200,596	0.63
Total	231,607,008	100.00	435,986,041	100.00	667,593,049	100.00

METALÚRGICA GERDAU S/A - CNPJ N° 92.690.783/0001-09						In units

	Common Shares		Preferred Shares		Total
Shareholder	Amount	%	Amount	%	Amount	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	18,294,979	29.33	—	—	18,294,979	9.78
GRUPO GERDAU EMPREENDIMENTOS LTDA	15,951,127	25.57	7,773	0.01	15,958,900	8.53
GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA	3,618,699	5.80	—	—	3,618,699	1.93
SOCIAL PARTICIPATION FUND (FPS)	1,008,891	1.62	12,000,000	9.62	13,008,891	6.95
OTHER	23,502,896	37.68	109,939,511	88.13	133,442,407	71.31
TREASURY SHARES	—	—	2,805,900	2.25	2,805,900	1.50
Total	62,376,592	100.00	124,753,184	100.00	187,129,776	100.00

SANTA FELICIDADE COM., IMP. E EXP. DE PRODUTOS SIDERÚRGICOS LTDA - CNPJ N° 78.566.288/0001-53		In units

	Total
Member	Amount of Share of interest	%
METALURGICA GERDAU S/A	550,893,875	100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA	150	0.00
SUM	550,894,025	100.00
OTHER	—	0.00
Total	550,894,025	100.00

INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A - CNPJ N° 92.690.817/0001-57						In units

	Common Shares		Preferred Shares		Total
Shareholder	Amount	%	Amount	%	Amount	%
CINDAC - EMPREEND.E PART.S/A	468,383,161	100.00	936,766,147	100.00	1,405,149,308	100.00
OTHER	—	—	175	0.00	175	0.00
Total	468,383,161	100.00	936,766,322	100.00	1,405,149,483	100.00

GRUPO GERDAU EMPREENDIMENTOS LTDA - CNPJ N° 87.153.730/0001-00		In units

	Total
Member	Amount of Share of interest	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	64,130,258	55.70
AÇOTER PARTICIPAÇÕES LTDA	36,405,773	31.62
OTHER	14,606,969	12.69
Total	115,143,000	100.00

GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA - CNPJ N° 89.558.555/0001-67		In units

	Total
Member	Amount of Share of interest	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	237,952,482	100.00
OTHER	225	0.00
Total	237,952,707	100.00

AÇOTER PARTICIPAÇÕES LTDA - CNPJ N° 02.290.525/0001-34		In units
	Total
Member	Amount of Share of interest	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	17,266,860	28.61
GERSUL - EMPREENDIMENTOS IMOBILIÁRIOS LTDA	43,083,136	71.39
OTHER	4	0.00
Total	60,350,000	100.00

CINDAC - EMPREENDIMENTOS E PARTICIPAÇÕES S/A		- CNPJ N° 89.550.883/0001-17				In units

	Common Shares		Preferred Shares		Total
Shareholder	Amount	%	Amount	%	Amount	%
STICHTING GERDAU JOHANNPETER	202,154,204	100.00	—		202,154,204	100.00
Total	202,154,204	100.00	—		202,154,204	100.00

STICHTING GERDAU JOHANNPETER

• Dutch Nationality

Name of Managers and Beneficiaries	Stake Condition	Ownership Percentage
GERMANO HUGO GERDAU JOHANNPETER	- Manager and Beneficiary	25.00
KLAUS GERDAU JOHANNPETER	- Manager and Beneficiary	25.00
JORGE GERDAU JOHANNPETER	- Manager and Beneficiary	25.00
FREDERICO CARLOS GERDAU JOHANNPETER	- Manager and Beneficiary	25.00
Total		100.00

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number and characteristics of the shares issued by the Company and which are held, directly or indirectly, by the Controlling Shareholder, Management, Audit Committee Members, and the Board of Directors.

• STATUS ON   30/06/06

GERDAU S.A. - CNPJ N° 33.611.500/0001-19						In units

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Controlling shareholder	183,006,700	79.02	138,625,738	31.80	321,632,438	48.18

Managers
Board of Directors	—	—	46,437	0.01	46,437	0.01
Executive Board	17,945	0.01	401,441	0.09	419,386	0.06

Audit Committee	—	—	350	0.00	350	0.00

Treasury shares	—	—	4,200,596	0.96	4,200,596	0.63

Other shareholders	48,582,363	20.98	292,711,479	67.14	341,293,842	51.12

Total	231,607,008	100.00	435,986,041	100.00	667,593,049	100.00

Outstanding shares in the market	48,582,363	20.98	292,711,829	67.14	341,294,192	51.12

• STATUS ON 30/06/05

GERDAU S.A. - CNPJ N° 33.611.500/0001-19						In units

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Controlling shareholder	122,012,941	79.02	82,904,464	28.52	204,917,405	46.04

Managers
Board of Directors	22,362	0.01	265,062	0.09	287,424	0.06
Executive Board	11,862	0.01	221,185	0.08	233,047	0.05

Audit Committee	—	—	234	0.00	234	0.00

Treasury shares	—	—	2,900,600	1.00	2,900,600	0.65

Other shareholders	32,357,507	20.96	204,365,816	70.31	236,723,323	53.19

Total	154,404,672	100.00	290,657,361	100.00	445,062,033	100.00

Outstanding shares in the market	32,391,731	20.98	204,852,297	70.48	237,244,028	53.31

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number of outstanding shares in the market and their percentage in relation to total shares issued.

• STATUS ON 30/06/06

GERDAU S.A. - CNPJ N° 33.611.500/0001-19						In units

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Controlling shareholder	183,006,700	79.02	138,625,738	31.80	321,632,438	48.18

Managers	—	—	—	—	—	—
Board of Directors	—	—	46,437	0.01	46,437	0.01
Executive Board	17,945	0.01	401,441	0.09	419,386	0.06

Audit Committee	—	—	350	0.00	350	0.00

Treasury shares	—	—	4,200,596	0.96	4,200,596	0.63

Other shareholders	48,582,363	20.98	292,711,479	67.14	341,293,842	51.12

Total	231,607,008	100.00	435,986,041	100.00	667,593,049	100.00

Outstanding shares in the market	48,582,363	20.98	292,711,829	67.14	341,294,192	51.12

17.01 - Report of Independent Accountants on Limited Reviews - Without Exceptions

CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company mail address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON THE QUARTERLY PERFORMANCE OF THE COMPANY	51
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	53
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	55
07	01	CONSOLIDATED STATEMENT OF INCOME	56
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE	57
09	01	INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	62
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURE	63
16	01	OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT	70
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS	74
		GERDAU INTERN. EMPREEND. LTDA.	.
		GERDAU AÇOMINAS S.A.	.
		GERDAU AÇOS LONGOS S.A.